UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.
(Exact name of registrant as specified in its charter)

Río Negro 1338, First Floor
Montevideo, Uruguay, 11100
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

ARCOS DORADOS HOLDINGS INC.

ITEM
1.        Arcos Dorados Holdings Inc. Consolidated Financial Statements as of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.
By:	/s/ Roman Ajzen
Name: Roman Ajzen
Title: Chief Legal Counsel

Date: March 19, 2026

Arcos Dorados Holdings Inc.

Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025

INDEX TO FINANCIAL STATEMENTS

Audited Consolidated Financial Statements – Arcos Dorados Holdings Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ARCOS DORADOS HOLDINGS INC.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Arcos Dorados Holdings Inc. (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Tax contingencies
Description of the Matter	The Company has operations in Brazil representing 37.8% of the revenues of the group for the year ended December 31, 2025 and maintains a provision for tax contingencies in that country that represents an 80% of the provision for contingencies balance of the group as of December 31, 2025. As described in notes 3 and 19, the Company assesses the likelihood of any adverse judgments in outcomes on its tax positions, including income tax and other taxes, based on the technical merits of a tax position derived from legislation and statutes, legislative intent, regulations, rulings and case law and their applicability to the facts and circumstances of the tax position.

Auditing the measurement of tax contingencies related to certain claims and transactions was challenging because their measurement is complex, highly judgmental, and is based on interpretations of tax laws, case-law jurisprudence and requires estimating the future outcome of individual claims.
How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company’s controls around identification of matters, evaluation of tax opinions, and tested management’s review controls over the assumptions made in the estimation of provisions and related disclosures.

To test the tax contingencies provision, our audit procedures included, among others, involving personnel with specialized knowledge to assess the technical merits of the Company’s tax positions; assessing the Company’s correspondence with the relevant tax authorities; evaluating third-party tax opinions obtained by the Company; separately corresponding with certain key external tax and legal advisors of the Company, inspecting the minutes of the meetings of the Audit Committee and Board of Directors; obtaining confirmation letters from the Company’s tax director, and evaluating the application of relevant tax law in the Company’s determination of its provision. We assessed the assumptions made by management in relation to the potential outcomes with historical information.

We also evaluated the disclosures included in notes 3 and 19 to the consolidated financial statements in relation to these matters.

/s/ Pistrelli, Henry Martin y Asociados S.A.

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A.
Member of Ernst & Young Global Limited
We have served as the Company’s auditor since 2007.

Buenos Aires, Argentina
March 19, 2026

Arcos Dorados Holdings Inc.
Consolidated Statements of Income
For the fiscal years ended December 31, 2025, 2024 and 2023
Amounts in thousands of US dollars, except for share data and as otherwise indicated

REVENUES	2025	2024	2023
Sales by Company-operated restaurants	$4,465,177	$4,266,748	$4,137,675
Revenues from franchised restaurants	213,082	203,414	194,203
Total revenues	4,678,259	4,470,162	4,331,878

OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(1,606,076)	(1,498,853)	(1,457,720)
Payroll and employee benefits	(835,109)	(797,620)	(790,042)
Occupancy and other operating expenses	(1,300,420)	(1,238,220)	(1,154,334)
Royalty fees	(273,018)	(265,382)	(249,278)
Franchised restaurants – occupancy expenses	(89,518)	(83,665)	(83,359)
General and administrative expenses	(312,750)	(279,859)	(285,000)
Other operating income, net	103,025	17,952	1,894
Total operating costs and expenses	(4,313,866)	(4,145,647)	(4,017,839)
Operating income	364,393	324,515	314,039
Net interest expense and other financing results	(13,660)	(47,238)	(32,275)
(Loss) Gain from derivative instruments	(3,078)	941	(13,183)
Foreign currency exchange results	(4,859)	(15,063)	10,774
Other non-operating expenses, net	(1,484)	(3,873)	(1,238)
Income before income taxes	341,312	259,282	278,117
Income tax expense, net	(128,728)	(109,903)	(95,702)
Net income	212,584	149,379	182,415
Less: Net income attributable to non-controlling interests	(468)	(620)	(1,141)
Net income attributable to Arcos Dorados Holdings Inc.	$212,116	$148,759	$181,274

Earnings per share information:
Basic and Diluted net income attributable to Arcos Dorados Holdings Inc. per common share	$1.01	$0.71	$0.86

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Consolidated Statements of Comprehensive Income
For the fiscal years ended December 31, 2025, 2024 and 2023
Amounts in thousands of US dollars

	2025	2024	2023
Net income	$212,584	$149,379	$182,415

Other comprehensive income (loss), net of tax:

Foreign currency translation	96,807	(111,951)	53,304
Cash flow hedges:
Net (loss) gain recognized in accumulated other comprehensive loss	(27,595)	33,150	(17,393)
Reclassification of net loss (gain) to consolidated statements of income	27,635	(26,904)	15,124
Cash flow hedges (net of deferred income taxes of $(1,664), $(1,597) and $896)	40	6,246	(2,269)
Securities available for sale:
Unrealized loss on available for sale securities	(134)	(552)	(1,780)
Reclassification of net loss to consolidated statements of income	4,204	774	1,119
Securities available for sale (net of deferred income taxes $68, $99 and $577).	4,070	222	(661)
Total other comprehensive income (loss)	100,917	(105,483)	50,374
Comprehensive income	313,501	43,896	232,789
Less: Comprehensive income attributable to non-controlling interests	(531)	(540)	(1,136)
Comprehensive income attributable to Arcos Dorados Holdings Inc.	$312,970	$43,356	$231,653

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Consolidated Balance Sheet
As of December 31, 2025 and 2024
Amounts in thousands of US dollars, except for share data and as otherwise indicated

ASSETS	2025	2024
Current assets
Cash and cash equivalents	$373,438	$135,064
Short-term investments	48,909	3,529
Accounts and notes receivable, net	164,482	119,441
Other receivables	84,474	42,469
Inventories	66,390	51,650
Prepaid expenses and other current assets	103,900	115,834
Derivative instruments	10,365	416
Total current assets	851,958	468,403
Non-current assets
Miscellaneous	251,531	93,581
Collateral deposits	2,500	2,500
Property and equipment, net	1,308,732	1,127,042
Net intangible assets and goodwill	148,950	66,644
Deferred income taxes	104,250	90,287
Derivative instruments	68,339	79,874
Equity method investments	16,033	14,346
Lease right of use asset	1,133,551	949,977
Total non-current assets	3,033,886	2,424,251
Total assets	$3,885,844	$2,892,654
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$356,606	$347,895
Royalties payable to McDonald’s Corporation	34,099	20,860
Income taxes payable	50,635	39,004
Other taxes payable	93,287	79,462
Accrued payroll and other liabilities	145,460	113,259
Provision for contingencies	1,455	1,199
Interest payable	18,915	7,798
Short-term debt	—	60,251
Current portion of long-term debt	11,776	2,624
Derivative instruments	9,666	1,292
Operating lease liabilities	106,836	92,280
Total current liabilities	828,735	765,924
Non-current liabilities
Accrued payroll and other liabilities	91,801	20,928
Provision for contingencies	49,399	29,157
Long-term debt, excluding current portion	1,125,885	715,974
Derivative instruments	14,201	—
Deferred income taxes	2,757	2,084
Operating lease liabilities	1,000,927	849,158
Total non-current liabilities	2,284,970	1,617,301
Total liabilities	$3,113,705	$2,383,225
Equity
Class A shares of common stock	$389,967	$389,967
Class B shares of common stock	132,915	132,915
Additional paid-in capital	8,659	8,659
Retained earnings	825,946	664,390
Accumulated other comprehensive loss	(567,630)	(668,484)
Common stock in treasury	(19,367)	(19,367)
Total Arcos Dorados Holdings Inc. shareholders’ equity	770,490	508,080
Non-controlling interests in subsidiaries	1,649	1,349
Total equity	772,139	509,429
Total liabilities and equity	$3,885,844	$2,892,654

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Consolidated Statements of Cash Flows
For the fiscal years ended December 31, 2025, 2024 and 2023
Amounts in thousands of US dollars

	2025	2024	2023
Operating activities
Net income attributable to Arcos Dorados Holdings Inc.	$212,116	$148,759	$181,274
Adjustments to reconcile net income attributable to Arcos Dorados Holdings Inc. to cash provided by operating activities:
Non-cash charges and credits:
Depreciation and amortization	197,257	177,354	149,268
Loss (gain) from derivative instruments	3,078	(941)	13,183
Amortization and accrual of letter of credit fees and deferred financing costs	5,943	4,869	4,268
Deferred income taxes	(4,853)	(11,389)	(4,310)
Foreign currency exchange results	11,867	9,051	3,162
Accrued net share-based compensation expense	4,585	953	14,337
Write-off of long-lived assets	6,557	2,650	8,401
Gain on restaurant transactions	(10,701)	(6,550)	(4,008)
Others, net	105	2,402	(6,227)
Changes in assets and liabilities:
Accounts and notes receivables	(39,856)	209	(46,021)
Other receivables	(34,025)	(11,553)	(15,223)
Prepaid expenses and other assets	12,295	(10,447)	(33,211)
Inventories	(9,286)	(4,250)	4,827
Miscellaneous	(147,667)	(18,193)	(7,298)
Accounts payable	2,954	24,460	70,003
Income taxes payable	10,411	(23,055)	7,755
Other taxes payable	12,408	6,542	25,452
Accrued payroll, other liabilities and provision for contingencies	39,617	(25,670)	17,272
Royalties payable to McDonald’s Corporation	12,607	1,079	(719)
Others	10,932	567	(220)
Net cash provided by operating activities	296,344	266,847	381,965
Investing activities
Property and equipment expenditures	(281,350)	(327,636)	(360,097)
Purchases of restaurant businesses paid at acquisition date	(7,057)	(6,083)	(2,081)
Proceeds from sales of property and equipment, restaurant businesses and related advances	2,569	8,210	2,540
Proceeds from short-term investments	88,669	76,114	66,735
Acquisitions of short-term investments	(134,164)	(30,000)	(86,719)
Other investing activity	(3,694)	(936)	(727)
Net cash used in investing activities	(335,027)	(280,331)	(380,349)
Financing activities
Issuance of 2032 Notes	597,498	—	—
Proceeds from sale of 2029 Senior Notes	16,156	—	—
Cash tender, Open Market Repurchases and Settlement at maturity of 2023, 2027 and 2029 Senior Notes	(379,265)	—	(22,941)
Dividend payments to Arcos Dorados Holdings Inc. shareholders	(50,560)	(50,557)	(40,022)
Short and long-term borrowings	176,447	77,240	29,679
Payment of short and other long-term debt	(58,819)	(43,572)	(1,095)
Payments for debt issue costs	(6,720)	—	—
Collection of derivative instruments	1,870	331	30,880
Payments related to derivative instruments and derivative premiums	(708)	(15,274)	(3,296)
Other financing activities	(7,145)	(5,330)	(5,028)
Net cash provided by (used in) financing activities	288,754	(37,162)	(11,823)
Effect of exchange rate changes on cash and cash equivalents	(11,697)	(10,951)	(60,069)
Increase (decrease) in cash and cash equivalents	238,374	(61,597)	(70,276)
Cash and cash equivalents at the beginning of the year	135,064	196,661	266,937
Cash and cash equivalents at the end of the year	$373,438	$135,064	$196,661

Arcos Dorados Holdings Inc.
Consolidated Statements of Cash Flows
For the fiscal years ended December 31, 2025, 2024 and 2023
Amounts in thousands of US dollars

	2025	2024	2023
Supplemental cash flow information:
Cash paid during the year for:
Interest	$59,352	$52,004	$47,510
Income tax	116,141	120,847	72,766
Non-cash investing and financing activities:
Exchange of assets	$—	$—	$3,538
Seller financing and others pending of payment	1,260	1,622	1,700
Settlement of franchise receivables related to purchases of restaurant businesses	—	1,434	—
Receivable related to sales of restaurant businesses	3,817	1,140	—
Initial Franchise Fee	67,592	—	—

See Notes to the Consolidated Financial Statements

Arcos Dorados Holdings Inc.
Consolidated Statements of Changes in Equity
For the fiscal years ended December 31, 2025, 2024 and 2023
Amounts in thousands of US dollars, except for share data and as otherwise indicated

	Arcos Dorados Holdings Inc. Shareholders
	Class A shares of common stock		Class B shares of common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Common Stock in treasury		Total	Non-controlling interests	Total
	Number	Amount	Number	Amount				Number	Amount
Balances at December 31, 2022	132,903,607	$389,393	80,000,000	$132,915	$9,206	$424,936	$(613,460)	(2,309,062)	$(19,367)	$323,623	$804	$324,427
Net income for the year	—	—	—	—	—	181,274	—	—	—	181,274	1,141	182,415
Other comprehensive income	—	—	—	—	—		50,379	—	—	50,379	(5)	50,374
Cash Dividends to Arcos Dorados Holdings Inc.’s shareholders ($0.19 per share)	—	—	—	—	—	(40,022)	—	—	—	(40,022)	—	(40,022)
Issuance of shares in connection with the partial vesting of outstanding restricted share units under the 2011 Equity Incentive Plan	60,424	514	—	—	(514)	—	—	—	—	—	—	—
Stock-based compensation related to the 2011 Equity Incentive Plan	—	—	—	—	27	—	—	—	—	27	—	27
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(382)	(382)
Balances at December 31, 2023	132,964,031	$389,907	80,000,000	$132,915	$8,719	$566,188	$(563,081)	(2,309,062)	$(19,367)	$515,281	$1,558	$516,839
Net income for the year	—	—	—	—	—	148,759	—	—	—	148,759	620	149,379
Other comprehensive loss	—	—	—	—	—	—	(105,403)	—	—	(105,403)	(80)	(105,483)
Cash Dividends to Arcos Dorados Holdings Inc.’s shareholders ($0.24 per share)	—	—	—	—	—	(50,557)	—	—	—	(50,557)	—	(50,557)
Issuance of shares in connection with the partial vesting of outstanding restricted share units under the 2011 Equity Incentive Plan	8,088	60	—	—	(60)	—	—	—	—	—	—	—
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(749)	(749)
Balances at December 31, 2024	132,972,119	$389,967	80,000,000	$132,915	$8,659	$664,390	$(668,484)	(2,309,062)	$(19,367)	$508,080	$1,349	$509,429
Net income for the year	—	—	—	—	—	212,116	—	—	—	212,116	468	212,584
Other comprehensive income	—	—	—	—	—	—	100,854	—	—	100,854	63	100,917
Cash Dividends to Arcos Dorados Holdings Inc.’s shareholders ($0.24 per share)	—	—	—	—	—	(50,560)	—	—	—	(50,560)	—	(50,560)
Dividends to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(231)	(231)
Balances at December 31, 2025	132,972,119	$389,967	80,000,000	$132,915	$8,659	$825,946	$(567,630)	(2,309,062)	$(19,367)	$770,490	$1,649	$772,139

See Notes to the Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated

1.    Organization and nature of business

Arcos Dorados Holdings Inc. (the “Company”) is a company limited by shares incorporated and existing under the laws of the British Virgin Islands. The Company’s fiscal year ends on the last day of December. The Company indirectly owns 100% of the equity interests in Arcos Dorados B.V. (“ADBV”).

On August 3, 2007, ADBV entered into a Stock Purchase Agreement and Master Franchise Agreements (the “Initial MFAs”) with McDonald’s Corporation pursuant to which ADBV acquired the McDonald’s business in Latin America and the Caribbean (“LatAm business”). Prior to this acquisition, the Company did not carry out operations.

Effective from January 1, 2025, the Company entered into two new Master Franchise Agreements (the “MFAs”) with McDonald’s Corporation that replaced the Initial MFAs. The term of the MFAs is 20 years for all of the Territories other than French Guiana, Guadeloupe, Martinique and Saint Martin - France, which are subject to a term of 10 years with an option to extend such terms for an additional 10 years. The Company’s rights to operate and franchise McDonald’s-branded restaurants in the Territories, and therefore its ability to conduct its business, derive exclusively from the rights granted by McDonald’s Corporation in the MFAs. The MFAs grant to the Company and its subsidiaries the following:

i.The right to own and operate, directly or indirectly, franchised restaurants in each territory;
ii.The right and license to grant sub franchises in each territory;
iii.The right to adopt and use, and to grant the right and license to sub franchisees to adopt and use, the system in each territory;
iv.The right to advertise to the public that it is a franchisee of McDonald’s;
v.The right and license to grant sub franchises and sublicenses of each of the foregoing rights and licenses to each MF subsidiary.

The Company is required to pay to McDonald’s Corporation continuing franchise fees (Royalty fees) on a monthly basis. Payment of monthly royalties is due on the seventh business day of the next calendar month. The amount paid during 2023 and 2024 was 7.0% of gross sales. Under the MFAs, the royalty rate to be paid is equal to the 6.0% of gross sales during the first ten years, 6.25% for the subsequent five years and 6.5% for the final five years.

Pursuant to the MFAs, McDonald’s Corporation has the right to (a) terminate the MFAs, or (b) exercise a call option over the Company’s shares or any MF subsidiary, if the Company or any MF subsidiary (i) fails to comply with the McDonald’s system (as defined in the MFAs), (ii) files for bankruptcy, (iii) defaults on its financial debt payments, (iv) substantially fails to achieve targeted openings and reinvestments requirements, or (v) upon the occurrence of any other event of default as defined in the MFAs.

The Company has operations in twenty-one territories as follows: Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guiana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, Trinidad and Tobago, Uruguay, the U.S. Virgin Islands of St. Croix and St. Thomas (USVI), Venezuela and, since July 2025, Saint Martin (French part) and Sint Maarten (Dutch part), together “St. Martin”. All restaurants are operated either by the Company’s subsidiaries or by independent entrepreneurs under the terms of sub-franchise agreements (franchisees).

2.    Basis of presentation and principles of consolidation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”) and include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The Company has elected to report its consolidated financial statements in United States dollars (“$” or “US dollars”).

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated

3.    Summary of significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of the consolidated financial statements.

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Foreign currency matters

The financial statements of the Company’s foreign operating subsidiaries are translated in accordance with guidance in ASC 830 Foreign Currency Matters. Except for the Company’s Venezuelan and Argentinian operations, the functional currencies of the Company’s foreign operating subsidiaries are the local currencies of the countries in which they conduct their operations. Therefore, assets and liabilities are translated into US dollars at the balance sheet date exchange rates, and revenues, expenses and cash flow are translated at average rates prevailing during the periods. Translation adjustments are included in the “Accumulated other comprehensive loss” component of shareholders’ equity. The Company includes foreign currency exchange results related to monetary assets and liabilities transactions, including intercompany transactions, denominated in currencies other than its functional currencies in its statements of income.

Since January 1, 2010 and July 1, 2018, Venezuela and Argentina, respectively, have been considered to be highly inflationary, and as such, the financial statements of these subsidiaries are remeasured as if their functional currency was the reporting currency of the immediate parent company (US dollars). As a result, remeasurement gains and losses are recognized in earnings rather than in the cumulative translation adjustment.

In addition, in these territories, there are foreign currency restrictions. Since 2019, Argentina adopted several measures including, among others: (i) taxes to increase the official exchange rate for certain services and goods, (ii) approvals required from the Central Bank of Argentina to access foreign currency to settle imports of goods or services or to pay dividends or principal and interest on financial payables to foreign parties. Since 2024 and continuing through 2025, deregulations were implemented including, among others: payment deadlines of imports of goods may be paid when nationalized while services may be paid once accrued, instruments available for the payment of past-due dividends and free access to foreign currency for future dividend payments.

Venezuela’s currency restrictions have been in place for several years under different foreign exchange regulations. Although in 2019, the Central Bank of Venezuela loosened those restrictions by permitting financial institution to participate as intermediaries in foreign currency operations, the Company’s ability to immediately access cash through repatriations continues to be limited. Additionally, the Venezuelan market is subject to price controls. Its government issued a regulation establishing a maximum profit margin for companies and maximum prices for certain goods and services. However, the Company was able to increase prices during the fiscal year ended December 31, 2025.

As of December 31, 2025, Argentina’s and Venezuela’s net nonmonetary asset positions, comprised primarily of fixed assets, were $186.5 million and $24.2 million, respectively.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less, from the date of its acquisition, to be cash equivalents.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated

Short-term investments

As of December 31, 2025, Short-term investments consist of time deposits, available for sale and held to maturity securities with a maturity of more than three months at the time of acquisition. As of December 31, 2024, Short-term investments consist of available for sale securities with a maturity of more than three months at the time of acquisition.

Time deposits and held to maturity securities are measured at cost plus accrued interest and charges are recognized immediately in earnings, within “Net interest expense and other financing results”.

Available for sale securities are measured at fair value and changes are reported through other comprehensive income (loss).

See Note 23 for additional information.

Revenue recognition

The Company’s revenues consist of sales by Company-operated restaurants and revenues from restaurants operated by franchisees. Sales by Company-operated restaurants are recognized at the point of sale. The Company presents sales net of sales tax and other sales-related taxes. Revenues from restaurants operated by franchisees include rental income, initial franchise fees and royalty income. Rental income is measured on a monthly basis based on the greater of a fixed rent, computed on a straight-line basis, or a certain percentage of gross sales reported by franchisees. Initial franchise fees represent the difference between the amount the Company collects from the franchisee and the amount the Company pays to McDonald’s Corporation upon the opening of a new restaurant. Royalty income represents the difference, if any, between the royalty the Company collects from the franchisee and the royalty the Company pays to McDonald’s Corporation. Royalty income is recognized in the period earned.

Since 2023, the Company has offered a loyalty program in which customers in certain territories are awarded loyalty points when purchases at Company-operated and franchised restaurants are completed. Loyalty points can be redeemed for free products.

The Company defers revenue associated with the estimated selling price of points earned towards free products as each point is earned and a corresponding liability is established in deferred revenue. This deferral is based on the estimated value of the product for which the reward is expected to be redeemed, net of estimated unredeemed points. Loyalty points expire six months after issuance.

When a customer redeems an earned reward, the Company recognizes revenue for the redeemed product and reduces the related deferred revenue.

Accounts and notes receivable and allowance for doubtful accounts

Accounts receivable primarily consist of royalty and rent receivables due from franchisees, debit, credit and delivery vendor receivables. Accounts receivable are initially recognized at fair value and do not bear interest. Notes receivable relates to interest-bearing financing granted to certain franchisees in connection with the acquisition of equipment and third-party suppliers. The Company maintains an allowance for doubtful accounts in an amount that it considers sufficient to cover the expected credit losses. In judging the adequacy of the allowance for doubtful accounts, the Company follows ASC 326 “Financial Instruments - Credit Losses” considering remote risks of loss by analyzing multiple factors such as historical bad debt experience, the aging of the receivables, the current economic environment and future economic conditions.

Other receivables

Other receivables are reported at the amount expected to be collected.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated

Inventories

Inventories are stated at the lower of cost or market, with cost being determined on a first-in, first-out basis.

Property and equipment, net

Property and equipment are stated at cost, net of accumulated depreciation. Property costs include costs of land and building for both Company-operated and franchised restaurants while equipment costs primarily relate to Company-operated restaurants. Cost of property and equipment acquired from McDonald’s Corporation (as part of the acquisition of LatAm business) was determined based on its estimated fair market value at the acquisition date, then partially reduced by the allocation of the negative goodwill that resulted from the purchase price allocation. Cost of property and equipment acquired or constructed after the acquisition of the LatAm business in connection with the Company’s restaurant reimaging and extension program is comprised of acquisition and construction costs and capitalized internal costs. Capitalized internal costs include payroll expenses related to employees fully dedicated to restaurant construction projects and related travel expenses. Capitalized payroll costs are allocated to each new restaurant location based on the actual time spent on each project. The Company commences capitalizing costs related to construction projects when it becomes probable that the project will be developed, when the site has been identified and the related profitability assessment has been approved. Maintenance and repairs are expensed as incurred. Accumulated depreciation is calculated using the straight-line method over the following estimated useful lives: buildings – up to 40 years; leasehold improvements – the lesser of useful lives of assets or lease terms which generally include renewal options; and equipment 3 to 10 years.

Intangible assets, net

Intangible assets include computer software costs, initial franchise fees, reacquired rights under franchise agreements and letter of credit fees.

The Company follows the provisions of ASC 350-40-30 within ASC 350 Intangibles, Subtopic 40 Internal Use Software which requires the capitalization of costs incurred in connection with developing or obtaining software for internal use. These costs are amortized over a period of three years on a straight-line basis.

The Company is required to pay to McDonald’s Corporation an initial franchise fee upon opening of a new restaurant. The initial franchise fee related to Company-operated restaurants is capitalized as an intangible asset and amortized on a straight-line basis over the term of the franchise. As a consequence of the entry into the MFAs, the Company is required to pay to McDonald’s Corporation a franchise fee in respect of each Company-operated restaurant in operation as of January 1, 2025, which as of December 31, 2025 amounts to $67,592. The related liability is included within Accrued payroll and other liabilities, non-current portion, and is payable in two equal installments on August 1, 2027, and August 1, 2037.

A reacquired franchise right is recognized as an intangible asset as part of the business combination in the acquisition of franchised restaurants apart from goodwill with an assigned amortizable life limited to the remaining contractual term (i.e., not including any renewal periods). The value assigned to the reacquired franchise right excludes any amounts recognized as a settlement gain or loss and is limited to the value associated with the remaining contractual term and operating conditions for the acquired restaurants. The reacquired franchise right is measured using a valuation technique that considers the restaurant's cash flows after payment of an at-market royalty rate to the Company. The cash flows are projected for the remaining contractual term, regardless of whether market participants would consider potential contractual renewals in determining its fair value.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated

Impairment and disposal of long-lived assets

In accordance with the guidance within ASC 360-10-35, the Company reviews long-lived assets (including property and equipment, intangible assets with definite useful lives and lease right of use asset) for impairment indicators whenever events or changes in circumstances indicate the carrying value of the asset may not be recoverable. For purposes of reviewing assets for potential impairment, assets are grouped at a country level for each of the operating markets. The Company manages its restaurants as a group or portfolio with significant common costs and promotional activities; as such, each restaurant’s cash flows are not largely independent of the cash flows of others in a market. If an indicator of impairment exists for any grouping of assets, an estimate of undiscounted future cash flows produced by each individual restaurant within the asset grouping is compared to its carrying value. If an individual restaurant is determined to be impaired, the loss is measured by the excess of the carrying amount of the restaurant over its fair value considering its highest and best use, as determined by an estimate of discounted future cash flows or its market value.

The Company assessed all markets for impairment indicators during the fourth quarter of 2025, 2024 and 2023. As a result of those assessments, the Company concluded that the second step was required to be performed as a component of the impairment testing of its long-lived assets on a per store basis, in: Aruba, Peru, USVI, Venezuela and Trinidad and Tobago, for the fiscal year ended December 31, 2025; Aruba, Peru, USVI, Venezuela, Colombia and Trinidad and Tobago, for the fiscal year ended December 31, 2024; and Aruba, Peru, USVI, Venezuela, Curaçao, Colombia and Trinidad and Tobago, for the fiscal year ended December 31, 2023.

As a result of the impairment testing the Company recorded the following impairment charges, for the markets indicated below, within Other operating income, net on the consolidated statements of income:

Fiscal year	Markets	Total
2025	Trinidad & Tobago, USVI, Aruba and Peru	$922
2024	Trinidad & Tobago, USVI, Colombia, Venezuela and Peru	1,067
2023	Trinidad & Tobago, Aruba, Colombia, Venezuela and Peru	2,626

Goodwill

Goodwill represents the excess of cost over the estimated fair market value of net tangible assets and identifiable intangible assets acquired. In accordance with the guidance within ASC 350 Intangibles-Goodwill and Other, goodwill is stated at cost and reviewed for impairment on an annual basis during the fourth quarter, or when an impairment indicator exists. The impairment test compares the fair value of each reporting unit, generally based on discounted future cash flows, with its carrying amount including goodwill. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss is measured as the difference between the implied fair value of the reporting unit’s goodwill and the carrying amount of goodwill.

During the fiscal years 2025, 2024 and 2023 the Company has not recorded any impairment charges for Goodwill.

In assessing the recoverability of the long-lived assets and goodwill, the Company considers changes in economic conditions and makes assumptions regarding estimated future cash flows and other factors. Estimates of future cash flows are highly subjective judgments based on the Company’s experience and knowledge of its operations. These estimates can be significantly impacted by many factors including changes in global and local business and economic conditions, operating costs, inflation, competition, and consumer and demographic trends.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated

Advertising costs

Advertising costs are expensed as incurred. Advertising expenses related to Company-operated restaurants were $174,107, $184,145 and $175,043 in 2025, 2024 and 2023, respectively. Advertising expenses related to franchised operations do not affect the Company’s expenses since these are recovered from franchisees. Advertising expenses related to franchised operations were $56,147, $52,761 and $51,054 in 2025, 2024 and 2023, respectively.

Accounting for income taxes

The Company records deferred income taxes using the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The guidance requires companies to set up a valuation allowance for that component of net deferred tax assets which does not meet the more likely than not criterion for realization.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company is regularly audited by tax authorities, and tax assessments may arise several years after tax returns have been filed. Accordingly, tax liabilities are recorded when, in management’s judgment, an uncertain tax position does not meet the more likely than not threshold for recognition. For tax positions that meet the more likely than not threshold, a tax liability may be recorded depending on management’s assessment of how the tax position will ultimately be settled. The Company records interest and penalties on unrecognized tax benefits in the provision for income taxes.

Accounts payable outsourcing

In the ordinary course of business, the Company looks to obtain extended payment terms during the negotiation process with suppliers, which payment terms can vary from 15 days to up to 180 days after the invoice date. In this context, the Company offers its suppliers access to an accounts payable services arrangement provided by third party financial institutions. Independent from the Company, the financial institutions offer suppliers to voluntarily sell their receivables to them in an arrangement separately negotiated by the supplier and the financial institution. This service also allows the Company’s suppliers to view its scheduled payments online, enabling them to better manage their cash flow and reduce payment processing costs. The Company’s responsibility is limited to making payment on the original due dates of the invoice negotiated with the supplier, regardless of whether the supplier sells its receivable. The Company is not permitted to remit payment to the financial institution or the supplier on a date later than the original due date of the invoice under any circumstances. The payment terms and purchase price of the original invoice do not change once the supplier elects to participate. Those payment terms vary from 45 days to up to 180 days after the invoice date. The Company has no economic interest in the sale of these receivables and no direct relationship with the financial institutions concerning the sale of receivables. As a result, the Company does not pay any fee to the financial institutions for purchasing the suppliers' receivables and it does not receive any fee, commission, refund or discount from the financial institutions for the accounts payable services arrangement. The Company retains the right to all early pay discounts offered by suppliers if they do not sell their receivables.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated

As of December 31, 2025 and 2024, the amounts under the accounts payable services arrangement and included in Accounts Payable in the Balance Sheet are $14,226 and $14,849, respectively. Presented below is the roll forward information about these accounts payable services:

Amount
Confirmed obligations outstanding amount as of December 31, 2023	$13,650
Invoices confirmed during the year	80,655
Confirmed invoices paid during the year	(77,653)
Currency translation	(1,803)
Confirmed obligations outstanding amount as of December 31, 2024	$14,849
Invoices confirmed during the year	94,807
Confirmed invoices paid during the year	(96,482)
Currency translation	1,052
Confirmed obligations outstanding amount as of December 31, 2025	$14,226

Share-based compensation
The Company recognizes compensation expense related to the share-based compensation on a straight-line basis over the requisite service period. As a consequence, when the award includes multiple vesting periods, it is considered as multiple awards. The accrued liability is remeasured at the end of each reporting period until settlement. See Note 18 for more details.

Derivative instruments

The Company utilizes certain derivative instruments to manage its interest rate and foreign currency rate exposures. The counterparties to these instruments generally are major financial institutions. The Company does not hold or issue derivative instruments for trading purposes. In entering into these contracts, the Company assumes the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. The Company does not expect any losses as a result of counterparty defaults. All derivatives are recognized as either assets or liabilities in the balance sheets and are measured at fair value. Additionally, the fair value adjustments will affect either other comprehensive income (loss) or net income depending on whether the derivative instrument qualifies as a hedge for accounting purposes and, if so, the nature of the hedging activity. For those instruments that qualify for hedge accounting, the Company documents its risk management objective and strategy for undertaking hedging transactions, as well as all relationships between hedging instruments and hedged items. See Note 14 for details of the outstanding derivative instruments.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated

Leases

The Company leases locations through ground leases (the Company leases the land and owns the building) and through improved leases (the Company leases land and buildings). The operating leases are mainly related to restaurant and dessert center locations. The average lease term is 19 years and, in many cases, include renewal options provided by the agreement or government’s regulations, that are reasonably certain to be exercised. Typically, renewal options are considered reasonably assured of being exercised if the associated asset lives of the building or leasehold improvements exceed the initial lease term, and the sales performance of the restaurant remains strong. Therefore, their associated payments are included in the measurement of the right-of-use asset and lease liability. Although certain leases contain purchase options, it is deemed not to be reasonably certain that the Company will exercise them. In addition, many agreements include escalation amounts that vary by reporting unit, for example, including fixed-rent escalations, escalations based on an inflation index, and fair value adjustments. According to rental terms, the Company pays monthly rent based on the greater of a fixed rent or a certain percentage of the Company’s gross sales. The lease agreements do not contain any material residual value guarantees or material restrictive covenants. In addition, the Company is the lessee under non-cancelable leases covering certain offices and warehouses.

Lease right of use assets represent the Company’s right to use an underlying asset for the lease term and operating lease liabilities represents the Company’s obligation to make lease payments arising from the lease. Lease right of use assets and operating lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term.

The right-of-use assets and lease liabilities are recognized using the present value of the remaining future minimum lease payments discounted by the Company’s incremental borrowing rate. The Company has elected not to separate non-lease components from lease components in its lessee portfolio. For most locations, the Company is obliged for the related occupancy costs, such as maintenance. The Company has certain leases subject to index adjustments. The inflation index rate is only used to calculate the lease liability when a lease modification occurs.

Severance payments

Under certain laws and labor agreements of the countries in which the Company operates, the Company is required to make minimum severance payments to employees who are dismissed without cause and employees leaving their employment in certain other circumstances. The Company accrues severance costs if they relate to services already rendered, are related to rights that accumulate or vest, are probable of payment and can be reasonably estimated. Otherwise, severance payments are expensed as incurred.

During 2025, the Company approved and executed plans to restructure and further improve efficiencies in its operations (Reorganization and Optimization Plan). Restructuring costs are related to one-time termination benefits. As of December 31, 2025 $8,721 ($2,952 in Brazil, $1,665 in NOLAD, $1,420 in SLAD, and $2,684 in Corporate) was recorded within General and Administrative Expenses item in the consolidated income statement.

The total amount expected to be incurred in connection with the Reorganization and Optimization Plan is $9,950.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated

Provision for contingencies

The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company’s estimates of the outcomes of these matters and the Company’s lawyers’ experience in contesting, litigating and settling other matters. As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs.

The Company assesses the likelihood of any adverse judgments or outcomes on its tax positions, including income tax and other taxes, based on the technical merits of a tax position derived from authorities such as legislation and statutes, legislative intent, regulations, rulings and case law and their applicability to the facts and circumstances of the tax position. See Note 17 and 19 for details.

Comprehensive income

Comprehensive income includes net income as currently reported under generally accepted accounting principles and also includes the impact of other events and circumstances from non-owner sources which are recorded as a separate component of shareholders’ equity. The Company reports foreign currency translation, unrealized results on cash flow hedges, as well as securities available for sale as components of comprehensive income.

Equity method investments

The Company utilizes the equity method to account for investments in companies when it provides the ability to exercise significant influence over operating and financial policies of the investee. Consolidated net income includes the Company’s proportionate share of the net income or loss of these companies. Company’s judgment regarding the level of influence over each equity method investee includes considering key factors such as our ownership interest, representation on the board of directors, participation in policy-making decisions, other commercial arrangements and material intercompany transactions.

As of December 31, 2025, 2024 and 2023, the Company recorded a (loss) gain of $(528), $54 and $1,492, respectively, included within “Other operating income, net” related to the equity method of its investments in companies.

Recent accounting pronouncements

Income Taxes

In December 2023, the Financial Accounting Standards Board issued Accounting Standards Update ASU No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. The pronouncement expands the disclosure requirements for income taxes, specifically related to the rate reconciliation and income taxes paid. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. This standard was adopted prospectively by the Company.

Income Statement Expenses - Disaggregation

In November 2024, the Financial Accounting Standards Board issued Accounting Standards Update ASU No. 2024-03, “Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. The pronouncement expands the disclosure requirements for expenses, specifically by providing more detailed information about the types of expenses in commonly presented expense captions. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. The Company is currently in the process of determining the impact that ASU 2024-03 will have on the Company's consolidated financial statements.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated

Credit Losses

In July 2025, the Financial Accounting Standards Board issued Accounting Standards Update ASU No. 2025-05, Credit Losses (Topic 326): “Measurement of Credit Losses for Accounts Receivable and Contract Assets”. The pronouncement provides a practical expedient that all entities can use when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606. It also applies when assets are acquired in transactions accounted for under ASC 805, Business Combinations. The amendments in this ASU are effective for all entities for annual reporting periods beginning after 15 December 2025 and interim reporting periods within those annual reporting periods. The Company does not expect to have a material impact by the adoption of the ASU 2025-05 on the Company’s consolidated financial statements.

Internal-use Software

In September 2025, the Financial Accounting Standards Board issued Accounting Standards Update ASU No. 2025-06, which clarifies and modernizes the accounting for costs related to internal-use software in Accounting Standards Codification (ASC) 350-40, “Intangibles — Goodwill and Other — Internal-Use Software”. The pronouncement removes all references to project stages throughout ASC 350-40 and clarifies the threshold entities apply to begin capitalizing costs. ASU 2025-06 is effective for fiscal years beginning after 15 December 2027, and interim periods within those fiscal years. Entities may apply the guidance using a prospective, retrospective or modified transition approach. Early adoption is permitted. The Company is currently in the process of determining the impact that ASU 2025-06 will have on the Company’s consolidated financial statements.

Interim Reporting

In December 2025, the Financial Accounting Standards Board issued Accounting Standards Update ASU No. 2025-11, which clarifies the guidance in Accounting Standards Codification ASC 270, “Interim Reporting”, and creates a comprehensive list of interim disclosures in ASC 270 that are required in interim financial statements and the accompanying notes under US GAAP. ASU 2025-11 is effective for interim periods beginning after 15 December 2027. Early adoption is permitted. The Company is currently in the process of determining the impact that ASU 2025-11 will have on the Company’s consolidated interim condensed financial statements.

No other new accounting pronouncement issued or effective during the fiscal year had or is expected to have a material impact on the Company’s consolidated financial statements.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated

4.    Acquisition of businesses

During fiscal years 2025, 2024 and 2023, the Company acquired certain franchised restaurants in certain territories. Presented below is supplemental information about these acquisitions:

Purchases of restaurant businesses:	2025	2024	2023
Property and equipment	$7,522	$925	$2,063
Identifiable intangible assets	9,180	2,902	2,760
Goodwill	1,789	3,992	4,380
Liabilities assumed	—	—	(154)
Gain on restaurant transactions	(6,699)	—	—
Purchase price	11,792	7,819	9,049
Seller financing	(4,125)	(302)	(3,430)
Escrow	(610)	—	—
Exchange of assets	—	—	(3,538)
Settlement of franchise receivables	—	(1,434)	—
Net cash paid at acquisition date	$7,057	$6,083	$2,081

5.    Accounts and notes receivable, net

Accounts and notes receivable, net consist of the following at year end:

	2025	2024
Receivables from franchisees	$56,989	$46,320
Debit and credit card receivables	61,584	28,492
Delivery sales receivables	37,711	36,983
Meal voucher receivables	7,490	7,081
Notes receivable	1,388	859
Allowance for doubtful accounts	(680)	(294)
	$164,482	$119,441

6.    Other Receivables

Other Receivables consist of the following at year end:

	2025	2024
Tax Credits (i)	$50,668	$9,622
Related parties receivables	10,390	9,064
Insurance claim receivables	4,711	5,670
Others	18,705	18,113
	$84,474	$42,469

(i) See note 8 for further information about the Brazilian federal tax credit.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated
7.    Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following at year end:

	2025	2024
Prepaid taxes	$44,734	$60,371
Prepaid expenses	41,759	37,979
Promotional items and related advances	17,173	16,774
Others	234	710
	$103,900	$115,834

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated
8.    Miscellaneous

Miscellaneous consist of the following at year end:

	2025	2024
Tax credits (i)	$191,235	$51,080
Judicial deposits	27,704	19,770
Notes receivable	6,145	5,145
Rent deposits	7,640	4,167
Others	18,807	13,419
	$251,531	$93,581

(i) As of December 31, 2025, the Company’s Brazilian subsidiary recognized a federal tax credit related to the period from 2016 through 2023 amounting to $174,120, of which $34,824 was classified as current within Other Receivables, and $139,296 as non-current within Miscellaneous in the consolidated balance sheet. During 2025, the related benefit was recorded within “Other Operating income, net” and “Net interest expense and other financing results” in the consolidated income statement for $114,623 and $56,453, respectively. The subsidiary will apply the credit against future Brazilian federal tax payments.

9.    Property and equipment, net

Property and equipment, net consist of the following at year-end:

	2025	2024
Land	$128,120	$123,129
Buildings and leasehold improvements	1,284,776	997,305
Equipment	1,253,598	1,123,928
Total cost	2,666,494	2,244,362
Total accumulated depreciation	(1,357,762)	(1,117,320)
	$1,308,732	$1,127,042

 Total depreciation expense for fiscal years 2025, 2024 and 2023 amounted to $166,861, $153,535 and $130,585, respectively.

10.    Net intangible assets and goodwill

Net intangible assets and goodwill consist of the following at year-end:

	2025	2024
Net intangible assets (i)
Computer software cost	$148,258	$130,858
Initial franchise fees	87,350	16,101
Reacquired franchised rights	31,481	20,911
Total cost	267,089	167,870
Total accumulated amortization	(134,745)	(114,567)
Subtotal	132,344	53,303

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated

Goodwill (ii)	2025	2024
Brazil	8,044	7,166
Chile	3,616	3,273
Mexico	1,806	1,562
Saint Martin	1,789	—
Argentina	1,276	1,276
Colombia	75	64
Subtotal	16,606	13,341
	$148,950	$66,644

(i)Total amortization expense for fiscal years 2025, 2024 and 2023 amounted to $30,396, $23,819 and $18,683, respectively. The estimated aggregate amortization expense for each of the five succeeding fiscal years and thereafter is as follows: $24,444 for 2026, $19,954 for 2027; $15,056 for 2028; $5,484 for 2029; $5,131 for 2030; and thereafter $62,275.
(ii)Related to the acquisition of franchised restaurants and non-controlling interests.

11.    Accrued payroll and other liabilities

Accrued payroll and other liabilities consist of the following at year end:

	2025	2024
Current:
Accrued payroll	$110,441	$89,324
Other liabilities	7,263	6,982
Deferred Income Loyalty Program	16,565	6,821
Phantom RSU award liability	3,989	5,239
Accrued expenses	7,202	4,893
	$145,460	$113,259
Non-current:
Initial Franchise Fee	$73,284	$5,015
Phantom RSU award liability	3,210	3,900
Deferred income	5,973	5,212
Security deposits	8,724	6,801
Other liabilities	610	—
	$91,801	$20,928

12.    Short-term debt

Short-term debt consists of the following at year-end:

	2025	2024
Bank overdrafts	$—	$686
Short-term bank loans	—	55,065
Revolving Credit Facility	—	4,500
Total	$—	$60,251

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated

Short-term bank loans

As of December 31, 2024, the Company had drawn short-term bank loans in Chile, Uruguay, Puerto Rico and Panama, amounting to $55,065.

The following table presents the information related to short-term bank debt:

				Principal as of
Territories	Entity	Currency	Annual interest rate	December 31, 2025	December 31, 2024	Maturity
Panama	Citibank N.A.	USD	SOFR + 2.10%	$—	$5,000	February, 2025
Puerto Rico	Citibank N.A.	USD	SOFR + 2.10%	—	14,000	February, 2025
Chile	Banco de Chile	CLP	6.84%	—	8,677	March, 2025
	Banco Itaú Chile		7.53%	—	17,388	June, 2025
Uruguay	Banco Itaú Uruguay S.A.	USD	5.74%	—	8,000	May, 2025
	Banco Bilbao Vizcaya Argentaria Uruguay S.A.		5.55%	—	2,000
Total				$—	$55,065

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated
13.    Long-term debt

Long-term debt consists of the following at year-end:

	2025	2024
2032 Notes	$600,000	$—
2029 Notes	350,000	334,200
2027 Notes	—	379,265
Long-term bank loans	184,994	—
Finance lease obligations	11,672	9,087
Other long-term borrowings	2,193	2,791
Subtotal	1,148,859	725,343
Discounts and premiums on Notes	(4,229)	(3,956)
Deferred financing costs (“DFC”)	(6,969)	(2,789)
Total	1,137,661	718,598
Current portion of long-term debt	11,776	2,624
Long-term debt, excluding current portion	$1,125,885	$715,974

The following table presents additional information related to the 2032, 2029 and 2027 Notes (the “Notes”):

			Principal as of December 31,
	Annual interest rate	Currency	2025	2024	Maturity
2032 Notes	6.375%	USD	$600,000	$—	January 29, 2032
2029 Notes	6.125%	USD	$350,000	$334,200	May 27, 2029
2027 Notes	5.875%	USD	—	379,265	April 4, 2027

The following table presents additional information for the fiscal years ended December 31, 2025, 2024 and 2023:

	Interest Expense (i)			DFC Amortization (i)			Amortization of Premium/Discount, net (i)
	2025	2024	2023	2025	2024	2023	2025	2024	2023
2032 Notes	35,274	—	—	773	—	—	343	—	—
2029 Notes	20,469	20,469	20,511	469	469	527	665	691	695
2027 Notes	4,193	22,282	22,218	886	457	466	866	460	478

(i)These charges are included within “Net interest expense and other financing results” in the consolidated statements of income.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated

2027 Notes

In April 2017, the Company issued Senior Notes for an aggregate principal amount of $265 million, which were due in 2027 (the “2027 Notes”). The proceeds from this issuance of the 2027 Notes were used to repay certain loans signed by the Company’s Brazilian subsidiary, unwind the related derivative instruments, pay the principal and premium on the 2023 Notes and for general purposes. In addition, on September 11, 2020, the Company issued additional 2027 Notes for an aggregate principal amount of $150 million at a price of 102.250%. The proceeds from the second issuance were used mainly to repay short-term indebtedness which had been drawn during 2020 in order to maintain liquidity affected by the effects of COVID-19. Periodic payments of principal are not required, and interest is paid semi-annually commencing on October 4, 2017. The Company capitalized as DFC $3,001 of financing costs related to the first issuance of 2027 Notes and $2,000 related to the second issuance.

On January 29, 2025, the Company repurchased 35.27% of the outstanding principal of 2027 Notes for a total amount of $136,145 plus accrued and unpaid interest. Additionally, on April 4, 2025, the Company redeemed all remaining outstanding 2027 Notes at a redemption price of 100%, which represented a total amount of $243,120 plus accrued and unpaid interest.

The following table summarizes the activity of 2027 Notes as of December 31, 2025:

Transaction	Date	Principal Amount	Average Price	Early Redemption Price	Total payment (i)
Issuance	April 4, 2017	$265,000	—	—	$—
Additional issuance	September 11, 2020	$150,000	—	—	$—
Additional issuance of 2027 Notes related to 2023 exchange	October 13, 2020	$138,354	—	—	$—
Open market repurchases	During 2021	$(17,368)	105.74%	—	$(18.364)
Cash Tender	May 13, 2022	$(150,000)	99.94%	103.00%	$(154,407)
Open market repurchases	During 2022	$(4,721)	98.01%	—	$(4,627)
Open market repurchases	During 2023	$(2,000)	95.20%	—	$(1,904)
Cash Tender	January 29, 2025	$(136,145)	100.00%	100.00%	$(136,145)
Optional full redemption	April 4, 2025	$(243,120)	100.00%	—	$(243,120)
Principal amount of 2027 Notes as of December 31, 2025:		$—

(i) Not including accrued and unpaid interest

The results related to the aforementioned transactions and the accelerated amortization of the related DFC were recognized as net interest expense and other financing results within the consolidated statements of income.

2029 Notes

In April, 2022, the Company’s subsidiary ADBV issued sustainability-linked Senior Notes for an aggregate principal amount of $350 million which mature in 2029 (the “2029 Notes”). Interest on the notes accrues at a rate of 6.125% per annum from April 27, 2022 and, from and including May 27, 2026, the interest rate payable on the 2029 Notes may increase to 6.250% per annum or 6.375% per annum if either or both Sustainability Performance Targets (SPT), respectively, have not been satisfied by December 31, 2025. The SPT to be satisfied are:

(i) Reductions of greenhouse gas emissions by 15% in restaurants and offices.
(ii) Reductions of greenhouse gas emissions by 10% in supply chain.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated

Periodic payments of principal are not required and interest is paid semi-annually commencing on November 27, 2022. The 2029 Notes are guaranteed on a senior unsecured basis by the Company and certain of its subsidiaries. The proceeds from 2029 Notes were mainly used by the Company to fund the tender offers for 2023 and 2027 Notes and the redemption of the 2023 Notes that was effected during 2022. The Company capitalized as DFC $2,651 of financing costs related to the issuance of 2029 Notes, which are being amortized over the life of the notes.

In September 2025, ADBV sold certain 2029 Notes that it had repurchased during 2022 and 2023, representing an aggregate principal amount of $15,800, for a total of $16,156 plus accrued and unpaid interest.

The following table summarizes the activity of 2029 Notes as of December 31, 2025:

Transaction	Date	Principal Amount	Average Price	Total (payment) / collection (i)
Issuance	April 27, 2022	$350,000	—	$—
Open market repurchases	During 2022	$(12,800)	93.87%	$(12,015)
Open market repurchases	During 2023	$(3,000)	93.76%	$(2,813)
Sale	During 2025	$15,800	102.25%	$16,156
Principal amount of 2029 Notes as of December 31, 2025:		$350,000

(i) Not including accrued and unpaid interest

On January 30, 2026, the Company announced the commencement of an offer to purchase for cash up to $150 million of its outstanding 2029 Notes, which resulted in the redemption on February 17, 2026 of 38.51% of the outstanding principal, for a total amount of $134,796 plus accrued and unpaid interest. Additionally, on March 4, 2026, the Company redeemed $400 plus accrued and unpaid interest upon settlement of the tender offer previously mentioned.

2032 Notes

On January 29, 2025, ADBV issued Senior Notes for an aggregate principal amount of $600 million which mature in 2032 (the "2032 Notes"). The 2032 Notes are guaranteed on a senior unsecured basis by the Company and certain of its subsidiaries. Periodic payments of principal are not required and interest on the 2032 Notes accrues at a rate of 6.375% per annum and is payable semi-annually commencing on July 29, 2025. The Company capitalized as DFC $5,761 of financing costs related to the issuance of 2032 Notes.

The proceeds of the 2032 Notes were used (i) to fund the cash tender offer for the 2027 Notes, which resulted in the repurchase on January 29, 2025 of 35.27% of the outstanding principal amount of 2027 Notes for a total amount of $136,145 plus accrued and unpaid interest; (ii) to redeem all remaining outstanding 2027 Notes on April 4, 2025 at a redemption price of 100%, which represented a total amount of $243,120 plus accrued and unpaid interest; and (iii) for general corporate purposes.

The following table summarizes the activity of 2032 Notes as of December 31, 2025:

Transaction	Date	Principal Amount
Issuance	January 29, 2025	$600,000
Principal amount of 2032 Notes as of December 31, 2025:		$600,000

The 2029 Notes and 2032 Notes are redeemable, in whole or in part, at the option of the Company at any time at the applicable redemption price set forth in the indenture governing them. The Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of the Company’s subsidiaries. The Notes and guarantees (i) are senior unsecured obligations and rank equal in right of payment with all of the Company’s and guarantors’ existing and future senior unsecured indebtedness; (ii) will be effectively junior to all of the Company’s and guarantors’ existing and future secured

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated

indebtedness to the extent of the value of the Company’s assets securing that indebtedness; and (iii) are structurally subordinated to all obligations of the Company’s subsidiaries that are not guarantors.

The indenture governing the Notes limits the Company’s and its subsidiaries’ ability to, among other things, (i) create certain liens; (ii) enter into sale and lease-back transactions; and (iii) consolidate, merge or transfer assets. In addition, the indenture governing the 2029 and 2032 Notes, limits the Company’s and its subsidiaries’ ability to incur in additional indebtedness and make certain restricted payments, including dividends. These covenants are subject to important qualifications and exceptions. The indenture governing the Notes also provides for events of default, which, if any of them occur, would permit or require the principal, premium, if any, and interest on all of the then-outstanding Notes to be due and payable immediately.

The 2029 and 2032 Notes are listed on the Luxembourg Stock Exchange and trade on the Euro MTF Market.

Long-term bank loans

On December 19, 2025, the Company, through its Brazilian Subsidiary, entered into separate bank loans under the 4131 Brazilian Law (“4131 Bank Loans”) for $50,000 each with Citibank, N.A, Bank of America, N.A. and JP Morgan Chase Bank, N.A. The principal is due entirely at maturity. Additionally, the Company capitalized as DFC $562 of financing costs related to the 4131 Bank Loans. The obligations of the Brazilian subsidiary under the 4131 Bank Loans are guaranteed by the Company on an unconditional basis.

The obligations of the Company, and the Brazilian Subsidiary for the 4131 Bank Loans include customary covenants including, among others, restrictions on the ability of the Company and the guarantor to: (i) incur liens, (ii) enter into any merger, consolidation or amalgamation; (iii) sell, assign, lease or transfer all or substantially all of the borrower’s or guarantor’s business or property; (iv) enter into transactions with affiliates; (v) engage in substantially different lines of business; (vi) engage in transactions that violate certain anti-terrorism laws.

In addition, for the 4131 Bank Loans, the Company is required to comply, as of the last day of each quarter, with a consolidated net indebtedness to EBITDA ratio of less than 3.00x. As of December 31, 2025, this ratio was 1.15x and as such the Company was in compliance.

The proceeds of the loan were used to fund the cash tender offer of the 2029 Notes, which resulted in the redemption on February 17, 2026 of 38.51% of the outstanding principal, for a total amount of $134,796 plus accrued and unpaid interest, and for general corporate purposes.

Furthermore, on the same date the Company, through ADBV and its subsidiary in Brazil entered into certain derivative instruments not designated as hedge accounting to mitigate the exposure to variability in expected future cash flows related to the principal and interest due on the 4131 Bank Loans.

Additionally, as of December 31, 2025, the Company had drawn long-term bank loans in Uruguay and Chile.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated

The following table presents additional information related to long-term bank loans:

				Principal as of
Territories	Entity	Currency	Annual interest rate	December 31, 2025	December 31, 2024	Maturity
Chile	Banco Itaú Chile	CLP	5.65%	$9,994	$—	January 2027
Brazil	Citibank, N.A.	USD	4.39%	50,000	—	January 2029
	Bank of America, N.A.		4.40%	50,000	—
	JPMorgan Chase Bank, N.A.		4.71%	50,000	—
Uruguay	Banco Itaú Uruguay S.A.	USD	3.90%	8,000	—	November 2026
			4.31%	9,500	—	January 2027
	Banco Bilbao Vizcaya Argentaria Uruguay S.A.		3.95%	2,000	—	November 2026
			4.10%	5,500	—	January 2027
Total				$184,994	$—

The following table presents additional information for the fiscal years ended December 31, 2025, 2024 and 2023:

	Interest Expense (i)			DFC Amortization (i)
	2025	2024	2023	2025	2024	2023
Long-term bank loans	$2,383	$—	$—	$15	$—	$—

(i)These charges are included within “Net interest expense and other financing results” in the consolidated statements of income.

Syndicated Revolving Credit Facility

On September 30, 2025, the Company and ADBV entered into a $200 million Syndicated Revolving Credit Facility with JP Morgan Chase Bank, N.A., Banco Bilbao Vizcaya Argentaria, S.A. New York Branch, Banco Santander (Brasil) S.A. - Grand Cayman Branch, Bank of America, N.A., BNP Paribas, Banco de Crédito del Perú and Firstbank Puerto Rico (the “Syndicated Revolving Credit Facility”). The Syndicated Revolving Credit Facility has a four-year maturity, beginning September 30, 2025, with an optional one-year extension, and an interest rate of SOFR plus 2.10% to 2.40%.

This Syndicated Revolving Credit Facility permits the Company to borrow money from time to time to cover its working capital needs and for other general corporate purposes. Principal is due upon maturity. However, prepayments are permitted without premium or penalty.

The obligations of the Company and ADBV under the Syndicated Revolving Credit Facility are jointly and severally guaranteed by certain of the Company’s subsidiaries on an unconditional basis. The Syndicated Revolving Credit Facility includes customary covenants including, among others, restrictions on the ability of the Company, the guarantors and certain material subsidiaries to: (i) incur liens, (ii) enter into any merger, consolidation or amalgamation; (iii) sell, assign, lease or transfer all or substantially all of the borrower’s or guarantor’s business or property; (iv) enter into transactions with affiliates; and (v) engage in substantially different lines of business.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated

In addition, the Company is required to comply, as of the last day of each quarter, with a consolidated net indebtedness to EBITDA ratio of less than 3.00x. As of December 31, 2025, this ratio was 1.15x and as such the Company was in compliance.

The Syndicated Revolving Credit Facility provides for customary events of default which would permit the lenders to terminate their commitments to provide loans and/or to declare all sums outstanding under the loan documents immediately due and payable.

As of December 31, 2025, no amounts are due in connection with the Syndicated Revolving Credit Facility.

Before entering into the Syndicated Revolving Credit Facility, the Company maintained revolving credit facilities with J.P. Morgan, Itaú Unibanco S.A. and Banco Santander (Brasil) S.A. for $25,000 each. These revolving credit facilities have been terminated.

Other required disclosure

As of December 31, 2025, future payments related to the Company’s long-term debt are as follows:

	Principal	Interest	Total
2026	$11,776	$68,336	$80,112
2027	26,210	69,196	95,406
2028	1,370	67,345	68,715
2029	501,384	49,646	551,030
2030	1,446	38,741	40,187
Thereafter	606,673	58,000	664,673
Total payments	1,148,859	351,264	1,500,123
Interest	—	(351,264)	(351,264)
Discounts and premiums on Notes	(4,229)	—	(4,229)
Deferred financing costs ("DFC")	(6,969)	—	(6,969)
Long-term debt	$1,137,661	$—	$1,137,661

14.    Derivative instruments

The Company’s derivatives that are designated for hedge accounting consist of cross-currency interest rate swaps, forward contracts, principal only swaps, call spreads, interest coupon only swaps, and sustainability linked ESG principal only swaps. All these derivatives are classified as cash flow hedges. Further details are in the “Derivatives designated as hedging instruments” section.

Additionally, the Company enters into certain derivatives that are not designated for hedge accounting. The Company has entered into forward contracts, call spreads and cross-currency interest rate swaps to mitigate the impacts of foreign currency fluctuations on foreign currency denominated liabilities. Further details are in the “Derivatives not designated as hedging instruments” section.

The following table presents the fair values of derivative instruments included in the consolidated balance sheets as of December 31, 2025 and 2024:

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated

		Assets			Liabilities
Type of Derivative	Balance Sheets Location	2025	2024	Balance Sheets Location	2025	2024
Derivatives designated as hedging instruments
Cash Flow hedge
Forward contracts	Other receivables	$489	$2,093	Accrued payroll and other liabilities	$(2,642)	$—
Forward contracts	Derivative instruments	—	—	Derivative instruments	(2,428)	—
Principal only swap	Derivative instruments	—	—	Derivative instruments	(1,429)	—
Call spread + coupon-only swap	Derivative instruments	12,646	16,998	Derivative instruments	(1,172)	(179)
Sustainability-linked ESG principal only swap	Derivative instruments	22,939	25,617	Derivative instruments	(233)	(207)
Cross-currency interest rate swap	Derivative instruments	30,284	37,627	Derivative instruments	(1,323)	(620)
Subtotal		$66,358	$82,335		$(9,227)	$(1,006)
Derivatives not designated as hedging instruments
Forward contracts	Derivative instruments	$—	48	Derivative instruments	$—	(286)
Cross-currency interest rate swap	Derivative instruments	12,815	$—	Derivative instruments	(17,282)	$—
Call spread	Derivative instruments	20	—	Derivative instruments	—	—
Subtotal		$12,835	$48		$(17,282)	$(286)
Total derivative instruments		$79,193	$82,383		$(26,509)	$(1,292)

Derivatives designated as hedging instruments

Cash flow hedges

The Company has entered into various forward contracts in a few territories to hedge a portion of the foreign exchange risk associated with forecasted imports of goods. The effect of the hedges results in fixing the cost of goods acquired (i.e. the net settlement or collection adjusts the cost of inventory paid to the suppliers). As of December 31, 2025, the Company estimated that the entire amount of net derivative gains or losses related to its cash flow hedges included in accumulated other comprehensive loss will be reclassified into earnings within the next 12 months.

Moreover, the Company has entered into certain instruments designated as cash flow hedges to reduce the exposure to variability in expected future cash flows related to intercompany loans (principal and interest). As of December 31, 2025, the Company estimated that the entire amount of net derivative gains or losses related to its cash flow hedges included in accumulated other comprehensive loss will be reclassified into earnings within the next 4 years.

As of December 31, 2024 and 2023, for certain call spreads, the Company’s Brazilian subsidiary paid a one-time net premium of $8,894 and $2,581, respectively, to buy the options.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated

The following table presents the notional amounts of the Company’s outstanding derivative instruments classified as cash flow hedges:

	Notional amount as of December 31,
	2025	2024
Forward contracts	$98,819	$48,799
Call spread + coupon-only swap	89,000	89,000
Cross-currency interest rate swap	80,000	80,000
Sustainability-linked ESG principal only swap	50,000	50,000
Principal only swap	15,000	—

Additional disclosures

The following table presents the pretax amounts affecting income and other comprehensive income (loss) for the fiscal years ended December 31, 2025, 2024 and 2023 for each type of derivative relationship:

Derivatives in Cash Flow Hedging Relationships	(Loss) Gain Recognized in Accumulated OCI on Derivative			Loss (Gain) Reclassified from Accumulated OCI into income (loss)
	2025	2024	2023	2025	2024	2023
Forward contracts	$(8,220)	$4,317	$(6,710)	$4,505	$(807)	$6,172
Principal only swap	(2,419)	—	—	2,619	—	—
Cross-currency interest rate swaps	(13,775)	24,628	(14,730)	11,463	(17,632)	10,913
Call spread	(2,395)	2,469	30	14,824	(9,637)	2,385
Coupon-only swap	(5,862)	4,635	(263)	553	(472)	(1,752)
Sustainability-linked ESG principal only swap	(5,916)	12,142	(1,224)	6,327	(11,800)	2,014
Total	$(38,587)	$48,191	$(22,897)	$40,291	$(40,348)	$19,732

The net (loss) gain reclassified from accumulated OCI into income is presented as follows:

Adjustment to:	2025	2024	2023
Food and paper	$(3,073)	$807	$(6,172)
Net interest expense and other financing results	(3,663)	(1,419)	(181)
Loss from derivative instruments	—	—	(6)
Foreign currency exchange results	(33,555)	40,960	(13,373)
Total	$(40,291)	$40,348	$(19,732)

Derivatives not designated as hedging instruments

The Company has entered into certain derivatives that are not designated for hedge accounting, therefore the changes in the fair value of these derivatives are recognized immediately within “(Loss) Gain from derivative instruments”.

For the fiscal years ended December 31, 2025, 2024 and 2023 the Company made net collections and (payments) amounting to $1,161, $(6,049) and $nil, respectively, as a result of unwound derivatives not designated as hedging instruments.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated

The following table presents the notional amounts of the Company’s outstanding derivative instruments not designed as hedging instruments:

		Notional amount as of December 31,
	Currency	2025	2024
Forward contracts	USD	—	5,000
Call spread	USD	24,000	—
Cross-currency interest rate swaps	USD	150,000	—

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated
15.    Leases

As of December 31, 2025, maturities of lease liabilities under existing operating leases are:

	Restaurant	Other	Total
2026	$168,378	$8,120	$176,498
2027	162,886	7,127	170,013
2028	157,606	4,182	161,788
2029	152,232	2,699	154,931
2030	147,788	1,570	149,358
Thereafter	1,405,053	6,208	1,411,261
Total lease payments	$2,193,943	$29,906	$2,223,849
Lease discount			(1,116,086)
Operating lease liability			$1,107,763

The following table is a summary of the Company’s components of lease cost for fiscal years 2025, 2024 and 2023:

Lease Expense	Statements of Income Location	2025	2024	2023
Operating lease expense - Minimum rentals:
Company-operated restaurants	Occupancy and other operating expenses	$(153,178)	$(139,265)	$(131,613)
Franchised restaurants	Franchised restaurants - occupancy expenses	(49,511)	(47,096)	(47,975)
General and administrative	General and administrative expenses	(9,635)	(8,824)	(8,472)
Subtotal		(212,324)	(195,185)	(188,060)
Variable lease expense - Contingent rentals based on sales:
Company-operated restaurants	Occupancy and other operating expenses	(44,067)	(44,676)	(46,861)
Franchised restaurants	Franchised restaurants - occupancy expenses	(18,359)	(17,117)	(15,603)
Subtotal		(62,426)	(61,793)	(62,464)
Total lease expense		$(274,750)	$(256,978)	$(250,524)

Other information	2025
Weighted-average remaining lease term (years)
Operating leases	10
Weighted-average discount rate
Operating leases	6.3%

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated

Supplemental cash flow information related to leases was as follows:

	2025	2024	2023
Cash paid for the amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$165,782	$152,267	$146,816
Financing cash flows from finance leases	1,465	1,269	1,031

Lease right-of-use asset obtained in exchange for lease obligations:
Operating leases	$147,691	$197,477	$135,893
Finance leases	2,837	3,075	4,022

The Company maintains a few finance lease agreements, previously classified as capital leases. As of December 31, 2025 and 2024, the obligation amounts to $11,672 and $9,087 respectively, included within “Long-term debt” in the Consolidated Balance Sheet. The underlying assets are included within “Lease right of use asset” in the Consolidated Balance Sheet.

In addition, in March 2010, the Company entered into an aircraft operating lease agreement for a term of 8 years, which provides for quarterly payments of $690. The agreement includes a purchase option at the end of the lease term at fair market value and also an early purchase option at a fixed amount of $26,685 at maturity of the 24th quarterly payment. On December 22, 2017, the Company signed an amendment, extending the term of the aircraft operating lease for an additional 10 years, with quarterly payments (retroactively effective as of December 5, 2017) of $442. The Company was required to make a cash collateral deposit of $2,500 under this agreement.

16.    Franchise arrangements

Individual franchise arrangements generally include a lease, a license and provide for payment of initial franchise fees, as well as continuing rent and service fees (royalties) to the Company based upon a percentage of sales with minimum rent payments. The company’s franchisees are granted the right to operate a restaurant using the McDonald’s system and, in most cases, the use of a restaurant facility, generally for a period of 20 years. At the end of the 20-year franchise arrangement, the Company maintains control of the underlying real estate and building and can either enter into a new franchise arrangement with the existing franchisee or a different franchisee or close the restaurant. Franchisees pay related occupancy costs including property taxes, insurance and maintenance. Pursuant to the MFAs, the Company pays initial fees and continuing service fees for franchised restaurants to McDonald’s Corporation. Therefore, the margin for franchised restaurants is primarily comprised of rental income net of occupancy expenses (depreciation for owned property and equipment and/or rental expense for leased properties).

As of December 31, 2025 and 2024, net property and equipment under franchise arrangements totaled $135,431 and $102,925, respectively (including land for $24,764 and $21,943, respectively).

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated

Revenues from franchised restaurants for fiscal years 2025, 2024 and 2023 consisted of:

	2025	2024	2023
Rent (i)	$212,425	$202,779	$193,518
Initial fees (ii)	469	380	417
Royalty fees (iii)	188	255	268
Total	$213,082	$203,414	$194,203

(i)Includes rental income of owned buildings and subleases. As of December 31, 2025, 2024 and 2023, the subleases rental income amounted to $176,705, $166,854 and $154,087, respectively.
(ii)Presented net of initial fees owed to McDonald’s Corporation of $1,094, $833 and $963 in 2025, 2024 and 2023, respectively.
(iii)Presented net of royalties fees owed to McDonald’s Corporation of $77,395, $73,979 and $71,667 in 2025, 2024 and 2023, respectively.

As of December 31, 2025, future minimum rent payments due to the Company under existing franchised agreements are:

	Owned sites	Subleased sites	Total
2026	$5,287	$66,177	$71,464
2027	4,469	58,250	62,719
2028	3,738	52,886	56,624
2029	3,560	46,572	50,132
2030	3,212	41,319	44,531
Thereafter	30,251	216,961	247,212
Total	$50,517	$482,165	$532,682

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated
17.    Income taxes

The Company’s operations are conducted by its subsidiaries in Latin America and the Caribbean. The subsidiaries are incorporated under the laws of their respective countries and as such the Company is taxed in such countries.

Statutory tax rates in the countries in which the Company operates for fiscal years 2025, 2024 and 2023 were as follows:

	2025	2024	2023
Puerto Rico	18.5%	18.5%	18.5%
Curaçao and Aruba	22.0%	22.0%	22.0%
USVI	21.0%	21.0%	21.0%
Ecuador, Panama, Uruguay, Martinique, French Guiana and Guadeloupe	25.0%	25.0%	25.0%
Chile	27.0%	27.0%	27.0%
Peru	29.5%	29.5%	29.5%
Costa Rica, Mexico and Trinidad and Tobago	30.0%	30.0%	30.0%
Colombia and Argentina	35.0%	35.0%	35.0%
Brazil and Venezuela	34.0%	34.0%	34.0%
Netherlands	25.8%	25.8%	25.8%
St. Martin-France	20.0%	20.0%	20.0%
St. Martin-Netherlands	34.5%	34.5%	34.5%

Foreign income tax expense, net for fiscal years 2025, 2024 and 2023 consisted of the following:

	2025	2024	2023
Current income tax expense	$133,581	$121,292	$100,012
Deferred income tax income	(4,853)	(11,389)	(4,310)
Income tax expense, net	$128,728	$109,903	$95,702

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated
Income tax expense, net for fiscal years 2025, 2024 and 2023, differed from the amounts computed by applying the Company’s weighted-average statutory income tax rate to pre-tax income (loss) as a result of the following:

	2025
	Amount	Percent
Foreign tax effects:
Foreign income before income taxes	341,312	100.0%
Weighted-average statutory income tax rate (i)	38.4%	38.4%
Income tax expense at weighted-average statutory tax rate on foreign income before income taxes	131,033	38.4%

Brazil	(43,268)	(12.7)%
Tax benefits	(47,662)	(14.0)%
Others	4,394	1.3%
Mexico	12,602	3.7%
Change in valuation allowance (ii)	15,318	4.5%
Others	(2,716)	(0.8)%
Argentina	6,574	1.9%
Remeasurement impacts	(6,552)	(1.9)%
Inflation adjustment for tax purposes	7,257	2.1%
Others	5,869	1.7%
Netherlands	9,388	2.8%
Taxable income	12,281	3.6%
Others	(2,893)	(0.8)%
Other foreign jurisdictions	12,399	3.6%
Income tax expense, net	$128,728	37.7%

(i)Income tax rate on the country of domicile is zero. Weighted-average statutory income tax rate is calculated based on the aggregated amount of the income before taxes by country multiplied by the prevailing statutory income tax rate, divided by the consolidated income before taxes.
(ii)Comprises net changes in valuation allowances for the year, mainly related to net operating losses (“NOLs”).

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated

	2024	2023
Foreign income before income taxes	$259,282	$278,117
Weighted-average statutory income tax rate	38.7%	36.1%
Income tax expense at weighted-average statutory tax rate on foreign income before income taxes	100,297	100,411
Permanent differences:
Change in valuation allowance	9,956	(254)
Expiration and changes in tax loss carryforwards	865	3,784
Venezuela and Argentina remeasurement and inflationary impacts	(2,646)	(16,234)
Non-deductible expenses	17,029	15,548
Tax benefits and Non-taxable income	(19,845)	(12,826)
Income taxes withholdings on intercompany transactions	10,520	9,704
Differences including exchange rate, inflation adjustment and filing differences	(7,849)	(5,586)
Alternative Taxes	1,120	2,109
Others	456	(954)
Income tax expense, net	$109,903	$95,702

The tax effects of temporary differences and carryforwards that comprise significant portions of deferred tax assets and liabilities as of December 31, 2025 and 2024 are presented below:

	2025	2024
Tax loss carryforwards (i)	$165,311	$145,977
Purchase price allocation adjustment	11,395	10,042
Property and equipment, tax inflation adjustment	55,386	48,135
Other accrued payroll and other liabilities	58,768	41,116
Provision for contingencies, bad debts and obsolescence	24,966	15,899
Other deferred tax assets (ii)	25,169	29,316
Other deferred tax liabilities	(4,194)	(4,061)
Leases (iii)	36,595	27,052
Property and equipment - difference in depreciation rates	(36,093)	(20,375)
Valuation allowance (iv)	(235,810)	(204,898)
Net deferred tax asset	$101,493	$88,203

(i)Changes in tax loss carryforwards for the year relate to the generation of NOLs. As of December 31, 2025, the Company and its subsidiaries have accumulated NOLs amounting to $573,097 . The Company has NOLs amounting to $212,245 expiring between 2026 and 2030, $166,445 expiring after 2030, and $194,407 that do not expire.
(ii)Other deferred tax assets reflect the net tax effects of temporary differences between the carrying amounts of assets for financial reporting purposes (accounting base) and the amounts used for income tax purposes (tax base). As of December 31, 2025 and 2024, this item includes: provision for regular expenses for $14,390 and $13,940, respectively, in Brazil, Colombia, Mexico, Panama and Venezuela.
(iii)As of December 31, 2025 and 2024, this item includes difference in depreciation of net leases (related to differences between ASC842 and local tax regulation) in Brazil; assets of $241,456 and $200,047 and liabilities of $204,861 and $172,995, respectively.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated
(iv)In assessing the realization of deferred income tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized.

The net deferred tax asset of $101,493 as of December 31, 2025, is presented in the consolidated balance sheet as non-current asset and non-current liability amounting to $104,250 and $2,757, respectively.

The net deferred tax asset of $88,203 as of December 31, 2024, is presented in the consolidated balance sheet as non-current asset and non-current liability amounting to $90,287 and $2,084, respectively.

Deferred income taxes have not been recorded for temporary differences related to investments in certain foreign subsidiaries. These temporary differences, comprise undistributed earnings considered permanently invested in subsidiaries amounting to $423,828 as of December 31, 2025. Determination of the deferred income tax liability on these unremitted earnings is not practicable because such liability, if any, is dependent on circumstances existing if and when remittance occurs.

As of December 31, 2025, and 2024, the Company has not identified unrecognized tax benefits that would favorably affect the effective tax rate if resolved in the Company’s favor.

The Company account for uncertain tax positions by determining the minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. This determination requires the use of significant judgment in evaluating the tax positions and assessing the timing and amounts of deductible and taxable items. The Company is regularly under audit in multiple tax jurisdictions and is currently under examination in several jurisdictions. The Company is generally no longer subject to income tax examinations by tax authorities for years prior to 2019.

As of December 31, 2025, there are certain matters related to the interpretation of income tax laws which could be challenged by tax authorities in an amount of $175 million, related to assessments for the fiscal years 2009 to 2017. No formal claim has been made for fiscal years within the statute of limitation by Tax authorities in any of the mentioned matters, however those years are still subject to audit and claims may be asserted in the future.

It is reasonably possible that, as a result of audit progression within the next 12 months, there may be new information that causes the Company to reassess the tax positions because the outcome of tax audits cannot be predicted with certainty. While the Company cannot estimate the impact that new information may have on their unrecognized tax benefit balance, it believes that the liabilities recorded are appropriate and adequate as determined under ASC 740.

The income taxes paid for fiscal year 2025 including amounts related to current tax obligations are presented below:

	2025
	Amount	Percent
Brazil	$56,520	48.7%
Mexico	27,007	23.3%
Argentina	6,520	5.6%
Others	26,094	22.5%
Total	$116,141	100.0%

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated

18.    Share-based compensation

Phantom RSU Awards

In May 2019, the Company implemented a long-term incentive plan (“Phantom RSU Awards”) to reward employees by giving them the opportunity to benefit from the Company’s creation of value for its shareholders. In accordance with this plan, the Company granted units (“Phantom RSUs”) to certain employees, pursuant to which they are entitled to receive a cash payment equal to (i) the closing price of one Class A share per unit on the respective vesting date plus (ii) the corresponding dividends per-share (if any) formally declared and paid between the grant and vesting dates of such Phantom RSU. In the event of a recipient’s employment with the Company is terminated for any reason (other than death, disability or retirement), all unvested Phantom RSUs shall be forfeited in their entirety without any payment due to the recipient.

The following table provides information about the Phantom RSUs granted by the Company and subject to vesting as of December 31, 2025:

Grant	Units	Vesting period
2023	586,633	May 2026
2024	504,305	May 2027
2025	39,904	April 2026
	750,568	May 2028

The total compensation expense as of December 31, 2025, 2024 and 2023 amounts to $4,585, $971 and $15,586 respectively, which has been recorded under “General and administrative expenses” within the consolidated statements of income.

The following table summarizes the activity under the plan as of December 31, 2025:

	Units	Settlement
Outstanding at December 31, 2022	2,711,755	$—
Grant 2023	769,375	—
Partial vesting of 2019 grant	(59,616)	512
Vesting and settlement of 2022 grant	(41,055)	326
Forfeited	(180,272)	—
Outstanding at December 31, 2023	3,200,187	—
Grant 2024	651,575	—
Vesting and settlement of 2019 grant	(943,288)	10,480
Vesting and settlement of 2021 grant	(692,422)	7,693
Vesting and settlement of 2023 grant	(32,599)	351
Forfeited	(5,139)	—
Outstanding at December 31, 2024	2,178,314	—
Grant 2025	845,624	—
Vesting and settlement of 2022 grant	(786,293)	6,306
Vesting and settlement of 2024 grant	(28,800)	220
Forfeited	(327,435)	—
Outstanding at December 31, 2025	1,881,410	—

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated

The following table provides a summary of the plan as of December 31, 2025:

Total Non-vested
Number of units outstanding (i)	1,881,410
Current share price	7.34
Total fair value of the plan	13,810
Weighted-average accumulated percentage of service	52.13%
Accrued liability (ii)	7,199
Compensation expense not yet recognized (iii)	6,611

(i)Awards will vest between April 2026 and May 2028.
(ii)Presented within “Accrued payroll and other liabilities” in the Company’s current and non-current consolidated balance sheet.
(iii)Expected to be recognized in a weighted-average period of 1.95 years.

The Company recognized $344, $(599) and $2,763 of related income tax benefit (expense) for the share-based compensation plans during fiscal years 2025, 2024 and 2023, respectively.

19.    Commitments and contingencies

Commitments

The MFAs require the Company and its MF subsidiaries, among other obligations:

(i)to agree with McDonald’s Corporation on a restaurant opening plan. Moreover, the Company has agreed to make its best efforts to reimage at least 10% of its eligible restaurants. The Company may also propose, subject to McDonald’s Corporation’s consent, amendments to any restaurant opening plan and/or reinvestment plan to adapt to changes in economic or political conditions;
(ii)to pay to McDonald’s Corporation an initial franchise fee for each new restaurant opened. In addition, the Company will pay an initial franchise fee for each franchised restaurant in operation as of January 1, 2025, which will be payable in two equal installments (August 1, 2027 and August 1, 2037).
(iii)to pay monthly royalties commencing at a rate of 6.0% of gross sales of the restaurants during the first 10 years. This percentage will increase to 6.25% and 6.5% for the subsequent two five-year periods of the agreement;
(iv)to commit to funding a specified Strategic Marketing Plan; that includes the expenditure of at least 5% of the Company’s gross sales on advertising and promotion activities, unless otherwise agreed with McDonald’s Corporation;
(v)to own (or lease) directly or indirectly, the fee simple interest in all real property on which any franchised restaurant is located; and
(vi)to maintain a minimum fixed charge coverage ratio (as defined therein) at least equal to 1.50 as well as a maximum leverage ratio (as defined therein) of 4.25.

If the Company is not in compliance with these (or other) commitments under the MFAs, it could be in material breach. A material breach of the MFAs would give McDonald’s Corporation certain rights, including the ability to acquire all or part of the Company’s business.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated

For the year ended December 31, 2025, the Company was in compliance with the financial ratios mentioned in point (vi) above. The ratios for the periods mentioned were as follows:

	Fixed Charge Coverage Ratio	Leverage Ratio
March 31, 2025	2.14	3.80
June 30, 2025	2.05	3.53
September 30, 2025	2.26	3.24
December 31, 2025	2.17	3.36

In addition, the Company, through ADBV, maintains standby letters of credit in favor of McDonald’s Corporation as collateral for the obligations assumed under the MFAs, for a total aggregate drawing amount of $80 million. These letters of credit can be drawn if certain events occur, including the failure to pay royalties. No amounts have been drawn at the date of issuance of these financial statements. The following table presents information related to the standby letters of credit:

Bank	Currency	Amount
Banco Bilbao Vizcaya Argentaria, S.A.	$	45,000
J.P. Morgan	$	20,000
Itaú	$	15,000

These letters of credit contain a limited number of customary affirmative and negative covenants, including a maximum indebtedness to EBITDA ratio, as follows:

Bank	Ratio	Required Maximum Ratio	As of December 31, 2025
Banco Bilbao Vizcaya Argentaria, S.A.	Net indebtedness to EBITDA (including interest payable)	4.0	0.17
J.P. Morgan	Indebtedness to EBITDA (including interest payable)	4.5	0.89
Itaú	Net indebtedness to EBITDA (not including interest payable)	4.5	0.21

As of December 31, 2025 the Company was in compliance with each ratio.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated

Provision for contingencies

The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor, tax and other matters. As of December 31, 2025 and 2024, the Company maintains a provision for contingencies, net of judicial deposits, amounting to $50,854 and $30,356, respectively, presented as follows: $1,455 and $1,199 as a current liability and $49,399 and $29,157 as a non-current liability, respectively.

The breakdown of the provision for contingencies is as follows:

Description	Balance at beginning of period	Accruals, net	Settlements	Reclassifications and increase of judicial deposits	Translation	Balance at end of period
Year ended December 31, 2025:
Tax contingencies in Brazil (i)	$22,113	$15,699	$—	$—	$2,953	$40,765
Labor contingencies in Brazil (ii)	8,821	16,165	(16,539)	408	1,103	9,958
Other (iii)	5,763	4,458	(2,935)	(17)	415	7,684
Subtotal	36,697	36,322	(19,474)	391	4,471	58,407
Judicial deposits (iv)	(6,341)	—	—	(424)	(788)	(7,553)
Provision for contingencies	$30,356	$36,322	$(19,474)	$(33)	$3,683	$50,854

Year ended December 31, 2024:
Tax contingencies in Brazil (i)	$40,583	$(10,994)	$(363)	$—	$(7,113)	$22,113
Labor contingencies in Brazil (ii)	12,674	14,475	(15,730)	—	(2,598)	8,821
Other (iii)	5,929	3,720	(2,979)	—	(907)	5,763
Subtotal	59,186	7,201	(19,072)	—	(10,618)	36,697
Judicial deposits (iv)	(8,567)	—	—	419	1,807	(6,341)
Provision for contingencies	$50,619	$7,201	$(19,072)	$419	$(8,811)	$30,356

Year ended December 31, 2023:
Tax contingencies in Brazil (i)	$28,505	$10,697	$(151)	$—	$1,532	$40,583
Labor contingencies in Brazil (ii)	14,095	14,231	(17,377)	556	1,169	12,674
Other (iii)	10,145	(668)	(4,494)	(3)	949	5,929
Subtotal	52,745	24,260	(22,022)	553	3,650	59,186
Judicial deposits (iv)	(7,906)	—	—	80	(741)	(8,567)
Provision for contingencies	$44,839	$24,260	$(22,022)	$633	$2,909	$50,619

(i)In 2025, 2024 and 2023, it includes mainly INSS (Instituto Nacional do Seguro Social) and CIDE (Contribuições de Intervenção no Domínio Econômico).
(ii)It primarily relates to dismissals in the normal course of business.
(iii)It relates to tax and labor contingencies in other countries and civil contingencies in all countries.
(iv)It primarily relates to judicial deposits the Company was required to make in connection with the proceedings in Brazil.

As of December 31, 2025, there are certain matters related to the interpretation of tax (for income tax matters refer to note 17), customs, labor and civil laws for which there is a reasonable possibility that a loss may have been incurred in accordance with ASC 450-20-50-4 within a range of $493 million and $534 million. In accordance with ASC 450-20-50-6, unasserted claims or assessments that do not meet the conditions mentioned have not been included.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated

Pursuant to the Stock Purchase Agreement with McDonald’s Corporation, McDonald’s Corporation indemnifies the Company for certain Brazilian claim. As of December 31, 2025 and 2024, the provision for contingencies includes $1,378 and $1,179, respectively related to this claim. As a result, the Company has recorded a non-current asset in respect of McDonald’s Corporation’s indemnity within “Miscellaneous” in the consolidated balance sheet.

20.    Disclosures about fair value of financial instruments

As defined in ASC 820 Fair Value Measurement and Disclosures, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The transaction is based on a hypothetical transaction in the principal or most advantageous market considered from the perspective of the market participant that holds the asset or owes the liability. The valuation techniques that can be used under this guidance are the market approach, income approach or cost approach. The market approach uses prices and other information for market transactions involving identical or comparable assets or liabilities, such as matrix pricing. The income approach uses valuation techniques to convert future amounts to a single discounted present amount based on current market conditions about those future amounts, such as present value techniques, option pricing models (e.g. Black-Scholes model) and binomial models (e.g. Monte-Carlo model). The cost approach is based on current replacement cost to replace an asset.

The Company utilizes market data or assumptions that market participants who are independent, knowledgeable and willing and able to transact would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated or generally unobservable. The Company attempts to utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company is able to classify fair value balances based on the observance of those inputs. The guidance establishes a formal fair value hierarchy based on the inputs used to measure fair value. The hierarchy gives the highest priority to level 1 measurements and the lowest priority to level 3 measurements, and accordingly, level 1 measurement should be used whenever possible.

The three levels of the fair value hierarchy as defined by the guidance are as follows:

Level 1 inputs: Valuations utilizing quoted, unadjusted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs: Valuations utilizing quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly for substantially the full term of the asset or liability.

Financial instruments that are valued using models or other valuation methodologies are included. Models used should primarily be industry-standard models that consider various assumptions and economic measures, such as interest rates, yield curves, time value, volatilities, contract terms, current market prices, credit risk or other market-corroborated inputs. Examples include most over-the-counter derivatives (non-exchange traded), physical commodities, most structured notes and municipal and corporate bonds.

Level 3 inputs: Valuations utilizing significant unobservable inputs provides the least objective evidence of fair value and requires a significant degree of judgment. Inputs may be used with internally developed methodologies and should reflect an entity’s assumptions using the best information available about the assumptions that market participants would use in pricing an asset or liability.

As of December 31, 2025, and December 31, 2024, the Company had not changed the methodology, nor the assumptions used to estimate the fair value of the financial instruments.

There were no transfers to and from Levels 1, 2 and 3 during the year ended December 31, 2025 and 2024.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated

Depending on the particular asset or liability, input availability can vary depending on factors such as product type, longevity of a product in the market and other particular transaction conditions. In some cases, certain inputs used to measure fair value may be categorized into different levels of the fair value hierarchy. For disclosure purposes under this guidance, the lowest level that contains significant inputs used in valuation should be chosen. Pursuant to ASC 820-10-50, the Company has classified its assets and liabilities into these levels depending upon the data relied on to determine the fair values. The fair values of the Company’s derivatives are valued based upon quotes obtained from counterparties to the agreements and are designated as Level 2.

The following fair value hierarchy table presents information about the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2025 and 2024:

	Quoted Prices in Active Markets For Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)		Balance as of December 31,	Balance as of December 31,
	2025	2024	2025	2024	2025	2024	2025	2024
Assets
Cash equivalents	$285,469	$61,579	$—	$—	$—	$—	$285,469	$61,579
Short-term Investments	47,544	—	1,365	3,529	—	—	48,909	3,529
Derivatives	—	—	79,193	82,383	—	—	79,193	82,383
Total Assets	$333,013	$61,579	$80,558	$85,912	$—	$—	$413,571	$147,491
Liabilities
Derivatives	$—	$—	$26,509	$1,292	$—	$—	$26,509	$1,292
Total Liabilities	$—	$—	$26,509	$1,292	$—	$—	$26,509	$1,292

The derivative contracts were valued using various pricing models or discounted cash flow analyses that incorporate observable market parameters, such as interest rate yield curves, option volatilities and currency rates that were observable for substantially the full term of the derivative contracts.

Certain financial assets and liabilities not measured at fair value

As of December 31, 2025, the fair value of the Company’s short and long-term debt was estimated at $1,157,482, compared to a carrying amount of $1,156,576. This fair value was estimated using various pricing models or discounted cash flow analysis that incorporated quoted market prices and is similar to Level 2 within the valuation hierarchy. The carrying amount for notes receivable approximates fair value.

Non-financial assets and liabilities measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, the assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (e.g., when there is evidence of impairment). As of December 31, 2025, no material fair value adjustments or fair value measurements were required for non-financial assets or liabilities, except for those required in connection with the impairment of long-lived assets and goodwill. Refer to Note 3 for more details, including inputs and valuation techniques used to measure fair value of these non-financial assets.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated
21.    Certain risks and concentrations

The Company’s financial instruments that are exposed to concentration of credit risk primarily consist of cash and cash equivalents, short-term investments, and accounts and notes receivable. Cash and cash equivalents and short-term investments are deposited with various creditworthy financial institutions, and therefore the Company believes it is not exposed to any significant credit risk related to cash and cash equivalents. Concentrations of credit risk with respect to accounts and notes receivable are generally limited due to the large number of franchisees comprising the Company’s franchise base.

All the Company’s operations are concentrated in Latin America and the Caribbean. As a result, the Company’s financial condition and results of operations depend, to a significant extent, on macroeconomic and political conditions prevailing in the region. However, some events of global impact such as a pandemic, could affect the Company’s operations.

22.    Segment and geographic information

The Company is required to report information about operating segments in annual financial statements and interim financial reports issued to shareholders in accordance with ASC 280. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision maker(s) in deciding how to allocate resources and assess performance. ASC 280 also requires disclosures about the Company’s products and services, geographic areas and major customers.

As discussed in Note 1, the Company through its wholly-owned and majority-owned subsidiaries operates and franchises McDonald’s restaurants in the food service industry. The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. The Company manages its business as distinct geographic segments and its operations are divided into three geographic divisions, as follows: (i) Brazil, (ii) the North Latin American division, or “NOLAD,” which is comprised of Costa Rica, Mexico, Panama, Puerto Rico, Martinique, Guadeloupe, French Guiana and the U.S. Virgin Islands of St. Croix and St. Thomas, and, since July 2025, St. Martin, and (iii) the South Latin American division, or “SLAD,” which is comprised of Argentina, Chile, Ecuador, Peru, Uruguay, Colombia, Venezuela, Trinidad and Tobago, Aruba and Curaçao. Each segment uses the accounting policies described in Note 3.

The Company's chief operating decision maker is the Chief Executive Officer ("CEO”) and adjusted EBITDA is the measure of segment's profit or loss used to evaluate segment performance and resource allocation.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated

The following tables present information about profit, or loss, significant expenses, other segment items and assets for each reportable segment:

	For the fiscal years ended December 31,
	2025	2024	2023
Revenues:
Brazil	$1,770,301	$1,768,311	$1,701,547
NOLAD	1,266,129	1,225,751	1,132,912
SLAD	1,641,829	1,476,100	1,497,419
Total revenues	$4,678,259	$4,470,162	$4,331,878

Significant expenses (a)
Company-operated restaurant expenses
Brazil	$(1,405,674)	$(1,338,301)	$(1,301,637)
NOLAD	(1,071,262)	(1,048,552)	(962,214)
SLAD	(1,384,283)	(1,277,019)	(1,270,959)
Total Company-operated restaurant expenses	$(3,861,219)	$(3,663,872)	$(3,534,810)

Franchised restaurants-occupancy expenses
Brazil	$(57,406)	$(54,089)	$(54,031)
NOLAD	$(10,764)	(11,020)	(10,465)
SLAD	$(12,131)	(9,754)	(9,243)
Total Franchised restaurants-occupancy expenses	$(80,301)	$(74,863)	$(73,739)

General and administrative expenses
Brazil	$(60,248)	$(54,007)	$(58,608)
NOLAD	(56,262)	(50,197)	(48,188)
SLAD	(59,220)	(54,169)	(51,973)
Total reportable segments	(175,730)	(158,373)	(158,769)
Corporate (i)	(94,522)	(89,990)	(104,118)
Total General and administrative expenses	$(270,252)	$(248,363)	$(262,887)

Other segment items
Brazil	$111,801	$18,088	$12,906
NOLAD	3,019	274	3,319
SLAD	(6,098)	(1,466)	(4,864)
Total reportable segments	108,722	16,896	11,361
Corporate	—	140	501
Total Other segment items (a) (b)	$108,722	$17,036	$11,862

Adjusted EBITDA:
Brazil	$358,774	$340,002	$300,177
NOLAD	130,860	116,256	115,364
SLAD	180,097	133,692	160,380
Total reportable segments	669,731	589,950	575,921
Corporate	(94,522)	(89,850)	(103,617)
Total adjusted EBITDA	$575,209	$500,100	$472,304

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated

(a) Depreciation and amortization are not included within the significant expenses and other segment items.

(b) Other segment items include results related to recovery of taxes, restaurant transactions, rental income of excess properties, accrual for contingencies, results from equity method investments, write-offs of inventory and other miscellaneous items.

	For the fiscal years ended December 31,
	2025	2024	2023
Adjusted EBITDA reconciliation:

Total Adjusted EBITDA	$575,209	$500,100	$472,304

(Less) Plus items excluded from computation that affect operating income:
Depreciation and amortization	(197,257)	(177,354)	(149,268)
Gains from sale and insurance recovery of property and equipment	2,641	5,486	2,030
Write-offs of long-lived assets	(6,557)	(2,650)	(8,401)
Impairment of long-lived assets	(922)	(1,067)	(2,626)
Reorganization and optimization plan	(8,721)	—	—
Operating income	364,393	324,515	314,039
(Less) Plus:
Net interest expense and other financing results	(13,660)	(47,238)	(32,275)
(Loss) gain from derivative instruments	(3,078)	941	(13,183)
Foreign currency exchange results	(4,859)	(15,063)	10,774
Other non-operating expenses, net	(1,484)	(3,873)	(1,238)
Income tax expense, net	(128,728)	(109,903)	(95,702)
Net income attributable to non-controlling interests	(468)	(620)	(1,141)
Net income attributable to Arcos Dorados Holdings Inc.	$212,116	$148,759	$181,274

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated

	For the fiscal years ended December 31,
	2025	2024	2023
Depreciation and amortization:
Brazil	$76,984	$70,868	$68,249
NOLAD	58,551	50,481	41,195
SLAD	54,036	46,432	32,302
Total reportable segments	189,571	167,781	141,746
Corporate and others (i)	7,686	9,573	7,522
Total depreciation and amortization	$197,257	$177,354	$149,268

Property and equipment expenditures:
Brazil	$120,442	$108,140	$121,913
NOLAD	64,477	99,140	113,823
SLAD	96,309	120,301	122,616
Others	122	55	1,745
Total property and equipment expenditures	$281,350	$327,636	$360,097

	As of December 31,
	2025	2024
Total assets:
Brazil	$1,634,041	$1,164,179
NOLAD	1,072,288	959,403
SLAD	958,777	822,342
Total reportable segments	3,665,106	2,945,924
Corporate and others (i)	318,257	40,366
Purchase price allocation (ii)	(97,519)	(93,636)
Total assets	$3,885,844	$2,892,654

(i)Corporate general and administrative expenses consist of corporate office support costs in areas such as facilities, finance, human resources, information technology, legal, marketing, restaurant operations, supply chain and training. As of December 31, 2025, corporate assets primarily include cash and cash equivalents, short-term investments and derivative instruments. As of December 31, 2024, corporate assets primarily include cash and cash equivalents, short-term investments and lease right of use.
(ii)Relates to the purchase price allocation adjustment made at corporate level, which reduces the accounting value of our long-lived assets (excluding Lease right of use) and goodwill. As of December 31, 2025 and 2024, primarily related with the reduction of goodwill.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated

The Company’s revenues are derived from two sources: sales by Company-operated restaurants and revenues from restaurants operated by franchisees. All of the Company’s revenues are derived from foreign operations. The following table presents information about revenues by geographic area for fiscal years ended December 31, 2025, 2024 and 2023:

	For the fiscal years ended December 31,
	2025	2024	2023
Revenues:
Brazil	$1,770,301	$1,768,311	$1,701,547
Argentina	697,834	600,298	683,231
Mexico	481,170	447,388	394,528
Other countries	1,728,954	1,654,165	1,552,572
Total revenues	$4,678,259	$4,470,162	$4,331,878

Long-lived assets consisting of property and equipment totaled $1,308,732 and $1,127,042 as of December 31, 2025 and 2024, respectively. All of the Company’s long-lived assets are related to foreign operations. The following table presents information about long-lived assets by geographic area as of December 31, 2025, and 2024:

	As of December 31,
	2025	2024
Long-lived assets
Brazil	$456,726	$370,419
Mexico	204,451	168,588
Chile	142,159	108,675
Argentina	123,091	117,206
Other countries	382,305	362,154
Total long-lived assets	$1,308,732	$1,127,042

23.    Shareholders’ equity

Authorized capital

The Company is authorized to issue a maximum of 500,000,000 shares, consisting of 420,000,000 Class A shares and 80,000,000 Class B shares, neither of which have par value.

Issued and outstanding capital

As of December 31, 2025 and 2024 the Company had 210,663,057 outstanding shares, consisting of 130,663,057 Class A shares and 80,000,000 Class B shares for each year. As of December 31, 2023 the Company had 210,654,969 outstanding shares, consisting of 130,654,969 Class A shares and 80,000,000 Class B shares. In addition, 2,309,062 Class A shares were held in treasury.

During fiscal years 2025, 2024 and 2023, the Company issued nil, 8,088 and 60,424 Class A shares, respectively, in connection with the partial vesting of restricted share units under the 2011 Equity Incentive Plan, which is fully vested as of December 31, 2025.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated

Rights, privileges and obligations

Holders of Class A shares are entitled to one vote per share and holders of Class B shares are entitled to five votes per share. Except with respect to voting, the rights, privileges and obligations of the Class A shares and Class B shares are pari passu in all respects, including with respect to dividends and rights upon liquidation of the Company.

Distribution of dividends

The Company can only make distributions to the extent that immediately following the distribution, its assets exceed its liabilities and the Company is able to pay its debts as they become due.

On March 11, 2025, the Company approved a dividend distribution to all Class A and Class B shareholders of $0.24 per share to be paid in four installments, as follows: $0.06 per share in March 27, June 27, September 26 and December 26, 2025, respectively. As of December 31, 2025, the Company paid $50,560 of cash dividends.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated

Accumulated other comprehensive loss

The following tables set forth information with respect to the components of “Accumulated other comprehensive loss” as of December 31, 2025 and their related activity during the three-years in the period then ended:

	Foreign currency translation	Cash flow hedges	Securities available for sale (i)	Total Accumulated other comprehensive loss
Balances at December 31, 2022	$(609,090)	$(746)	$(3,624)	$(613,460)
Other comprehensive income (loss) before reclassifications	53,309	(17,393)	(1,780)	34,136
Net loss reclassified from accumulated other comprehensive loss to consolidated statements of income	—	15,124	1,119	16,243
Net current-period other comprehensive income (loss)	53,309	(2,269)	(661)	50,379
Balances at December 31, 2023	(555,781)	(3,015)	(4,285)	(563,081)
Other comprehensive (loss) income before reclassifications	(111,871)	33,150	(552)	(79,273)
Net (income) loss reclassified from accumulated other comprehensive loss to consolidated statements of income	—	(26,904)	774	(26,130)
Net current-period other comprehensive (loss) income	(111,871)	6,246	222	(105,403)
Balances at December 31, 2024	(667,652)	3,231	(4,063)	(668,484)
Other comprehensive income (loss) before reclassifications	96,744	(27,595)	(134)	69,015
Net loss reclassified from accumulated other comprehensive loss to consolidated statements of income	—	27,635	4,204	31,839
Net current-period other comprehensive income	96,744	40	4,070	100,854
Balances at December 31, 2025	(570,908)	3,271	7	(567,630)

(i)Related to unrealized results on available for sale securities. As of December 31, 2025 and 2024 the Company maintains Securities classified as available for sale in accordance with guidance in ASC 320 Investments – Debt and Equity Securities amounting to $3,207 and $3,529, respectively, included within “Short-term investments” in the Consolidated Balance Sheet. The amortized cost at acquisition amounted to $3,396, $7,774 and $9,968 for the fiscal year ended December 31, 2025, 2024 and 2023 respectively.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated

24.    Earnings per share

The Company is required to present basic earnings per share and diluted earnings per share in accordance with ASC 260. Earnings per share are based on the weighted average number of shares outstanding during the period after consideration of the dilutive effect, if any, for common stock equivalents, including stock options and restricted share units. Basic earnings per common share are computed by dividing net income available to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per common share are computed by dividing net income by the weighted average number of shares of common stock outstanding and dilutive securities outstanding during the period under the treasury method.

The following table sets forth the computation of basic and diluted net income per common share attributable to Arcos Dorados Holdings Inc. for all years presented:

	For the fiscal years ended December 31,
	2025	2024	2023
Net income attributable to Arcos Dorados Holdings Inc. available to common shareholders	$212,116	$148,759	$181,274
Weighted-average number of common shares outstanding - Basic and Diluted	210,663,057	210,660,590	210,632,812

Basic and Diluted net income per common share attributable to Arcos Dorados Holdings Inc.	$1.01	$0.71	$0.86

25.    Related party transactions

    The Company has entered into a master commercial agreement on arm’s-length terms with Axionlog, a company under common control that provides quick service restaurants and other food service businesses with comprehensive third-party logistics services, including storage, transportation, planning, and logistics management services, in the countries in which it operates (“Axionlog”). Pursuant to this agreement, Axionlog provides the Company some or all of these services in most of the Company’s territories.

The following table summarizes the outstanding balance between the Company and Axionlog as of December 31, 2025 and 2024:

	As of December 31,
	2025	2024
Other receivables	5,952	5,995
Miscellaneous	4,281	4,031
Accounts payable	(31,278)	(27,261)

The following table summarizes the transactions between the Company and Axionlog for the fiscal years ended December 31, 2025, 2024 and 2023:

	Fiscal years ended December 31,
	2025	2024	2023
Food and paper (i)	$(359,119)	$(338,543)	$(319,232)
Occupancy and other operating expenses	(12,039)	(10,893)	(9,590)
(i)Include $73,711 of distribution fees and $285,408 of supplier purchases managed through the Axionlog Business for the fiscal year ended December 31, 2025; $67,296 and $271,247, respectively, for the fiscal year ended December 31, 2024; and $65,342 and $253,890, respectively, for the fiscal year ended December 31, 2023.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated

The following table summarizes the outstanding balances between the Company and its equity method investments as of December 31, 2025 and 2024:

	2025		2024
	Lacoop II, S.C	Saile (i)	Lacoop II, S.C	Saile (i)
Other receivables	$2,928	$1,510	$2,091	$978
Accounts payable	(2,412)	—	(5,936)	—

(i) Operadora de Franquicias Saile S.A.P.I. de C.V.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated

26.    Valuation and qualifying accounts

The following table presents the information required by Rule 12-09 of Regulation S-X regarding valuation and qualifying accounts for each of the periods presented:

Description	Balance at beginning of period	Additions (i)	Deductions (ii)	Remeasurement/Translation	Balance at end of period
Year ended December 31, 2025:
Deducted from assets accounts:
Allowance for doubtful accounts (iii)	$391	$790	$(487)	$85	$779
Valuation allowance on deferred tax assets	204,898	19,126	(5,899)	17,685	235,810
Reported as liabilities:
Provision for contingencies	30,356	36,289	(19,474)	3,683	50,854
Total	$235,645	$56,205	$(25,860)	$21,453	$287,443
Year ended December 31, 2024:
Deducted from assets accounts:
Allowance for doubtful accounts (iii)	$1,440	$766	$(1,636)	$(179)	$391
Valuation allowance on deferred tax assets	218,674	32,999	(10,631)	(36,144)	204,898
Reported as liabilities:
Provision for contingencies	50,619	7,620	(19,072)	(8,811)	30,356
Total	$270,733	$41,385	$(31,339)	$(45,134)	$235,645
Year ended December 31, 2023:
Deducted from assets accounts:
Allowance for doubtful accounts (iii)	$849	$838	$(309)	$62	$1,440
Valuation allowance on deferred tax assets	201,414	34,029	(11,458)	(5,311)	218,674
Reported as liabilities:
Provision for contingencies	44,839	24,893	(22,022)	2,909	50,619
Total	$247,102	$59,760	$(33,789)	$(2,340)	$270,733

(i)Additions in valuation allowance on deferred tax assets are charged to income tax expense, net.

Additions in provision for contingencies are explained as follows:

Fiscal years 2025, 2024 and 2023 – Relate to the accrual of $36,322, $7,201 and $24,260, respectively, and a reclassification of $(33), $419, and $633 during fiscal years 2025, 2024 and 2023, respectively. See Note 19 for details.

(ii)Deductions in valuation allowance on deferred tax assets are charged to income tax expense, net.

Deductions in provision for contingencies are explained as follows:

Corresponds to the settlements amounting to $19,474; $19,072 and $22,022 during fiscal years 2025, 2024 and 2023, respectively as discussed in Note 19.

(iii)Presented in the consolidated balance sheet as follows: $680, $294 and $1,330 as of December 31, 2025, 2024 and 2023, respectively, within Accounts and notes receivable, net and $99 and $97 and $110 as of December 31, 2025, 2024 and 2023, respectively, within Other receivables.

Arcos Dorados Holdings Inc.
Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated

27.    Subsequent events

Long-term debt

On January 30, 2026, the Company announced the commencement of an offer to purchase for cash up to $150 million of its outstanding 2029 Notes, which resulted in the redemption on February 17, 2026 of 38.51% of the outstanding principal, for a total amount of $134,796 plus accrued and unpaid interest. Additionally, on March 4, 2026, the Company redeemed $400 plus accrued and unpaid interest upon settlement of the tender offer previously mentioned.

Dividend distribution

Additionally, on March 18, 2026, the Company approved a dividend distribution to all Class A and Class B shareholders of $0.28 per share to be paid in four installments, as follows: $0.07 per share in April 2, June 26, September 25 and December 29, 2026, respectively.